                                                FILED PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-15135

 PROSPECTUS

                                5,600,000 SHARES


                                     [LOGO]

                                  COMMON STOCK
                               -----------------

 OF THE 5,600,000 SHARES OF COMMON STOCK BEING OFFERED, 750,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE
   INTERNATIONAL   UNDERWRITERS  AND  4,850,000   SHARES  ARE  BEING  OFFERED
   INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS.  SEE
     "UNDERWRITERS." OF THE 5,600,000 SHARES OF COMMON STOCK BEING OFFERED, 2,250,000 SHARES ARE BEING SOLD BY THE COMPANY AND 3,350,000 SHARES
     ARE BEING  SOLD  BY THE  SELLING  STOCKHOLDERS. SEE  "PRINCIPAL  AND
       SELLING  STOCKHOLDERS." THE  COMPANY WILL  NOT RECEIVE  ANY OF THE
       PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS. THE
        COMPANY'S COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL  MARKET
         UNDER  THE SYMBOL "NSCP."  ON NOVEMBER 11,  1996, THE REPORTED
         LAST SALE PRICE OF THE COMMON STOCK ON    THE NASDAQ NATIONAL
          MARKET WAS $53  3/4 PER  SHARE. SEE "PRICE  RANGE OF  COMMON
                                    STOCK."

                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 5 HEREOF.
                              -------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED  UPON THE ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------


                             PRICE $53 3/4 A SHARE

                              -------------------


                                                     UNDERWRITING                               PROCEEDS TO
                                  PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                   PUBLIC           COMMISSIONS(1)         COMPANY(2)          STOCKHOLDERS
                             -------------------  -------------------  -------------------  -------------------
PER SHARE..................        $53.75                $2.41               $51.34               $51.34
TOTAL(3)...................     $301,000,000          $13,496,000         $115,515,000         $171,989,000


------------
   (1) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

   (2)  BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $900,000.


   (3) THE COMPANY HAS GRANTED TO THE U.S. UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF
        840,000 ADDITIONAL SHARES AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE U.S. UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO COMPANY WILL BE $346,150,000, $15,520,400 AND $158,640,600,
        RESPECTIVELY. SEE "UNDERWRITERS."

                            ------------------------


    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY GRAY CARY WARE & FREIDENRICH, A PROFESSIONAL CORPORATION, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT NOVEMBER 15, 1996 AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                              -------------------

MORGAN STANLEY & CO.
       INTERNATIONAL

                            DEUTSCHE MORGAN GRENFELL

                             GOLDMAN SACHS INTERNATIONAL

                                                               HAMBRECHT & QUIST


NOVEMBER 11, 1996

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

    NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY AN UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                             ---------------------
                               TABLE OF CONTENTS

                                                                                                                      PAGE
                                                                                                                      -----
Incorporation of Certain Documents by Reference..................................................................           2
Prospectus Summary...............................................................................................           3
The Company......................................................................................................           4
Risk Factors.....................................................................................................           5
Use of Proceeds..................................................................................................          20
Price Range of Common Stock......................................................................................          20
Dividend Policy..................................................................................................          20
Capitalization...................................................................................................          21
Dilution.........................................................................................................          22
Selected Supplemental Consolidated Financial Data................................................................          23
Business.........................................................................................................          24
Management.......................................................................................................          30
Principal and Selling Stockholders...............................................................................          33
Certain United States Federal Tax Considerations for Non-U.S. Holders of Common Stock............................          35
Underwriters.....................................................................................................          37
Legal Matters....................................................................................................          40
Experts..........................................................................................................          40
Available Information............................................................................................          40
Glossary of Terms................................................................................................          42

                              -------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference:
(1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by the Company's Annual Report on Form 10-K/A Amendment No. 1 filed on May 7, 1996 and as amended by the Company's Annual Report on Form 10-K/A Amendment No. 2 filed on October 30, 1996; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (3) the Company's Current Report on Form 8-K dated April 25, 1996, as amended by the Company's Current Report on Form 8-K/A filed on July 8, 1996; (4) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (5) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and (6) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on June 23, 1995, as amended by the Company's Registration Statement on Form 8-A/A filed on August 4, 1995.

    All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. The Company will provide without charge, to each person to whom this Prospectus is delivered, a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference herein), upon written or oral request to Investor Relations, Netscape Communications Corporation, 501 East Middlefield Road, Mountain View, California 94043, telephone (415) 937-2150.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                             ---------------------

    Netscape Navigator-Registered Trademark- is a registered trademark of the Company. AppFoundry-TM-, LiveWire-TM-, Netscape ONE-TM- and SuiteSpot-TM- are trademarks of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.
                             ---------------------


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    THE  FOLLOWING SUMMARY  IS QUALIFIED  IN ITS  ENTIRETY BY  THE MORE DETAILED
INFORMATION  AND  THE  CONSOLIDATED  FINANCIAL  STATEMENTS  AND  NOTES   THERETO
APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                  THE COMPANY

    Netscape Communications Corporation ("Netscape" or the "Company") is a leading provider of open software for linking people and information over private TCP/IP-based enterprise networks ("intranets") and the Internet. Netscape develops, markets and supports a broad suite of enterprise server and client software, development tools and commercial applications to create a single shared communications platform for network-based applications. Netscape software is based on industry standard protocols and therefore can be deployed across a variety of computer operating systems, hardware platforms and databases and can be interconnected with traditional client/server applications. Using Netscape solutions, organizations can extend their internal information systems and applications to geographically dispersed facilities as well as to third party partners and customers. In addition, Netscape's products allow individuals and organizations to access information and to execute transactions across the Internet, such as the buying and selling of information, software, merchandise and publications.

    Netscape released its first product, Navigator 1.0, in December 1994, which offered an easy to use graphical user interface for browsing the World Wide Web (the "Web"). Since that time, the Company has become increasingly focused on offering user and network services for use in intranet applications, including features with e-mail and graphics. The Company currently offers a broad suite of software products and tools, targeted primarily at corporate intranets, for use in a variety of information sharing, network management and commerce-enabling applications. 92 of the Fortune 100 companies use Netscape products for intranet or Internet solutions.

                                  THE OFFERING


U.S. Offering............................................  4,850,000 shares
International Offering...................................  750,000 shares
  Total..................................................  5,600,000 shares (including 2,250,000 shares sold by the
                                                           Company and 3,350,000 shares sold by the Selling
                                                           Stockholders)
Common Stock to be outstanding after the offering........  86,785,395 shares (1)
Use of proceeds..........................................  For general corporate purposes, including working capital and capital expenditures
Nasdaq National Market symbol............................  NSCP


            SUPPLEMENTAL SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     QUARTER ENDED
                                                       --------------------------------------------------------------------------
                                                        MARCH 31,   JUNE 30,    SEPT. 30,    DEC. 31,     MARCH 31,    JUNE 30,
                                                         1995(2)     1995(2)     1995(2)      1995(2)      1996(3)      1996(3)
                                                       -----------  ---------  -----------  -----------  -----------  -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues.......................................   $   6,445   $  14,072   $  23,308    $  41,562    $  56,121    $  75,006
Gross profit.........................................       5,814      12,753      20,289       34,824       47,627       62,978
Merger related charges...............................      --          --          --            2,033       --            6,100
Total operating expenses.............................      10,412      15,941      21,470       36,566       45,137       62,450
Operating income (loss)..............................      (4,598)     (3,188)     (1,181)      (1,742)       2,490          528
Net income (loss)....................................      (4,507)     (2,792)        175          511        3,589          906
Net income (loss) per share..........................   $   (0.07)  $   (0.04)  $    0.00    $    0.01    $    0.04    $    0.01


                                                       SEPT. 30,
                                                        1996(3)
                                                       ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues.......................................  $ 100,016
Gross profit.........................................     85,322
Merger related charges...............................     --
Total operating expenses.............................     76,362
Operating income (loss)..............................      8,960
Net income (loss)....................................      7,657
Net income (loss) per share..........................  $    0.09


                                                            SEPTEMBER 30, 1996
                                                         ------------------------
                                                                         AS
                                                         ACTUAL(3) ADJUSTED(3)(4)
                                                         --------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital........................................  $70,571      $185,186
Total assets...........................................  331,748      446,363
Deferred revenues......................................   75,126       75,126
Long-term obligations, net of current portion..........      659          659
Stockholders' equity...................................  199,004      313,619


------------
(1) Based on shares of Common Stock outstanding at September 30, 1996. Excludes, as of September 30, 1996, (i) an aggregate of 8,301,650 shares of Common Stock subject to outstanding options under the Company's stock option plans at a weighted average exercise price of $22.83 per share and 3,257,663 shares reserved for future grants of options thereunder and (ii) 1,723,494 shares of Common Stock reserved but unissued under the Company's 1995 Employee Stock Purchase Plan. Assumes no exercise of the U.S. Underwriters' over-allotment option. See "Capitalization" and "Underwriters."

(2) Reflects the business combinations with Collabra Software, Inc. and InSoft, Inc. which have been accounted for as poolings of interests. Financial information has not been restated for the operations of Netcode Corporation and Paper Software, Inc. due to immateriality.

(3) Reflects the business combinations with Collabra Software, Inc., InSoft, Inc., Netcode Corporation and Paper Software, Inc. which have been accounted for as poolings of interests.

(4) Adjusted to reflect the sale of the shares of Common Stock and the application of the estimated net proceeds therefrom. Assumes no exercise of the U.S. Underwriters' over-allotment option. See "Use of Proceeds," "Capitalization" and "Underwriters."

                                  THE COMPANY

    Netscape Communications Corporation ("Netscape" or the "Company") is a leading provider of open software for linking people and information over private TCP/IP-based enterprise networks ("intranets") and the Internet. Netscape develops, markets and supports a broad suite of enterprise server and client software, development tools and commercial applications to create a single shared communications platform for network-based applications. Netscape software is based on industry standard protocols and therefore can be deployed across a variety of computer operating systems, hardware platforms and databases and can be interconnected with traditional client/server applications. Using Netscape solutions, organizations can extend their internal information systems and applications to geographically dispersed facilities as well as to third party partners and customers. In addition, Netscape's products allow individuals and organizations to access information and to execute transactions across the Internet such as the buying and selling of information, software, merchandise and publications.

    Netscape released its first product, Navigator 1.0, in December 1994, which offered an easy to use graphical user interface for browsing the Web. Since that time, the Company has become increasingly focused on offering user and network services for use in intranet applications, including features with e-mail and graphics. The Company currently offers a broad suite of software products and tools, targeted primarily at corporate intranets, for use in a variety of information sharing, network management and commerce-enabling applications. 92 of the Fortune 100 companies use Netscape products for intranet or Internet solutions.

    To reach a diverse and worldwide customer base, Netscape delivers its suite of products and services through multiple distribution channels. The Company offers its products via a direct sales force, telesales, and the Internet as well as through resellers such as original equipment manufacturers ("OEMs"), systems integrators, value added resellers (together with systems integrators referred to herein as "VARs") and software retailers (collectively, "Resellers"). To accelerate the acceptance of the Company's products, Netscape has entered into reseller agreements with leading telecommunications and technology companies with complementary resources. These companies include, among others, AT&T Corp. ("AT&T"), Apple Computer, Inc. ("Apple"), Compaq Computer Corporation ("Compaq"), Deutsche Telekom, Digital Equipment Corporation ("Digital"), France Telecom, Hewlett-Packard Company ("Hewlett-Packard"), International Business Machines Corporation ("IBM"), Informix Software, Inc. ("Informix"), Novell, Inc. ("Novell"), Olivetti SPA ("Olivetti"), Siemens AG ("Siemens"), Silicon Graphics, Inc. ("Silicon Graphics"), Sybase, Inc. ("Sybase") and Sun Microsystems, Inc. ("Sun").

    In October 1996, the Company announced a matched server/client solution focused on the intranet market as an upgrade and extension of its server and client products. Netscape SuiteSpot 3.0, an upgrade to Netscape SuiteSpot 2.0 which is planned to be commercially available in the first half of 1997, is designed to be an integrated suite of server software that offers advanced messaging and groupware functionality, provides an open foundation for the creation of network-based applications and enables flexible content management. Netscape Communicator 4.0, an upgrade to Netscape Navigator which is planned to be commercially available in the first half of 1997, is designed to be a componentized suite of client software for open HTML-based e-mail, groupware, authoring, calendaring and Web browsing. Together, the Netscape SuiteSpot 3.0 and Communicator 4.0 solution are designed to offer a matched feature approach enabling organizations to use e-mail, groupware and other enterprise applications across an open network.

    Netscape was incorporated in Delaware in April 1994. Netscape's home page can be located on the Web at http://home.netscape.com. The Company's principal executive office is located at 501 East Middlefield Road, Mountain View, California 94043, and its telephone number at this location is (415) 254-1900. Netscape's common stock is traded on the Nasdaq National Market under the symbol "NSCP." Except as otherwise noted herein, all references to "Netscape" or the "Company" shall mean Netscape Communications Corporation and its subsidiaries.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THE SECTION ENTITLED "BUSINESS--RECENT DEVELOPMENTS--PLANNED PRODUCTS AND RELEASES" IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS, SPECIFICALLY THE RISK FACTOR ENTITLED "NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE," SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

    As a result of the Company's relatively limited operating history and recent acquisitions, the Company does not have relevant historical financial data for a significant number of periods on which to base planned operating expenses. Accordingly, the Company's expense levels, which are to a large extent fixed, are based in part on its expectations as to future revenues. In addition, the Company typically operates with minimal backlog, therefore, quarterly sales and operating results generally depend on the volume and timing of and ability to fulfill orders received within the quarter, which are difficult to forecast. The Company typically recognizes a substantial portion of its revenues in the last month of each quarter. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall of demand for the Company's products and services in relation to the Company's expectations would have an immediate material adverse impact on the Company's business, operating results and financial condition. Further, as the Company becomes increasingly focused on sales to enterprise customers, the Company expects that a limited number of large sales may account for a significant portion of revenue in some quarters, resulting in fluctuations in revenue in future periods and adversely impacting operating results in periods of lower than expected revenue. Moreover, the Company (i) plans to continue to increase its operating expenses to fund greater levels of research and development, increase its sales and marketing operations, develop new distribution channels, improve its operational and financial systems and broaden its customer support capabilities and (ii) may continue to incur significant merger-related charges and other increases in operating expenses associated with recently completed and any future acquisitions. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

    The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including demand for the Company's products, introduction or enhancement of products by the Company and its competitors, market acceptance of new products, the timing of large sales (particularly to enterprise customers), price reductions by the Company (such as those made in October 1995 and March 1996) or its competitors, changes in how products are priced (such as the change in client and server pricing announced in October 1996), the mix of distribution channels through which products are sold, the mix of products and services sold, the mix of international and North American revenues, costs of litigation, lengthy sales cycles and general economic conditions. In particular, as the Company becomes increasingly focused on sales to enterprise customers the Company believes that quarterly operating results may fluctuate due to the timing of revenue from a limited number of large sales. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions (such as the recently announced change in client and server pricing) or business combinations (such as the Collabra Software, Inc. ("Collabra"), InSoft, Inc. ("InSoft"), Netcode Corporation ("Netcode") and Paper Software, Inc. ("Paper Software") business combinations) that could have a material adverse effect on the Company's business, results of operations or financial condition. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. Because of all of the foregoing factors, it is likely that in some future quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's common stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "Third Quarter 10-Q") and 1995 Annual Report to Stockholders (the "Annual Report").

COMPETITION

    The market for software and services for intranets and the Internet is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to persist, intensify and increase in the future. Many of the Company's current and potential competitors have longer operating histories, larger installed customer bases and significantly greater financial, technical, marketing, public relations and distribution resources than the Company. Such competition could materially adversely affect the Company's business, operating results or financial condition. The Company's current and potential competitors can be divided into several groups: Microsoft Corporation ("Microsoft"), Web server software and service vendors, browser software vendors, and other operating system vendors.

    In particular the market for intranet software is rapidly evolving and increasingly competitive. The Company's intranet solution of SuiteSpot server software and Netscape Navigator client software has recently been upgraded to include more robust e-mail features. The Company's intranet solution currently competes with Lotus Development Corporation's ("Lotus") Lotus Notes and Microsoft Exchange, both of which offer electronic mail and groupware capability. In addition, Oracle has announced its intention to compete in this market through its InterOffice products. Lotus, Microsoft and Oracle all have significantly greater financial, technical, marketing and public relations resources, larger installed customer bases, greater distribution capability and significantly greater experience in selling to enterprises than the Company.

    MICROSOFT. Microsoft is devoting a significant portion of its substantial resources to developing, marketing and distributing Internet and intranet software and services in an attempt to gain market share. Microsoft has bundled its own browser with its Windows 95 operating system, allows it to be downloaded for free over the Internet and offers it as a free product to distributors and end-users, including distributors and end-users of the Company's products. Microsoft recently introduced a new version of this browser that has similar features and functionality to the browser features of Netscape Navigator 3.0, and this new version will likely reduce Netscape Navigator's market share.
Microsoft has also announced that future versions of its Microsoft Office Applications suite will offer enhanced Internet and intranet capability that may be dependent upon certain functionality of Microsoft's browser. Further, in August 1996, Microsoft shipped Version 2.0 of its Internet Information Server ("IIS") that is bundled with Microsoft's Windows NT Advanced Server operating system at no additional cost, which may cause further price pressure on Netscape's server products and may reduce Netscape's market share. Microsoft has also been adding Internet and intranet capability to its range of server software offered on the Windows NT operating system. Microsoft is bundling a Web authoring tool for free with its NT Server and recently introduced a server that will compete with Netscape Proxy Server. Further, Microsoft is expected to soon begin offering products in the commercial applications software area, particularly products competitive to Netscape Merchant System. In June 1996, Microsoft announced server products for Internet service providers ("ISPs") and content providers to set up Web servers and related services. In the intranet software market, Microsoft has recently begun offering Microsoft Exchange, an e-mail and groupware product that operates in conjunction with Microsoft's Back Office and browser products. Microsoft also recently announced its Outlook product, which is intended to be a universal browser for intranets and the Internet.

    Microsoft's significant focus and product development activity in the market for Internet and intranet products and services and the penetration of Microsoft's software into its installed base of PC users has significantly increased the competitive pressures on the Company. Such pressures have placed significant price pressure on the Company and in the future may result in price reductions in Netscape's products and

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may also materially reduce Netscape's market share. If this were to occur, sales of Netscape's products in particular, and Netscape's business, operating results and financial condition in general, could be materially adversely affected.

    The Company believes that Microsoft has attempted to create competitive advantages for its browser and server products by bundling these products with its operating systems, often at no additional cost. Moreover, Microsoft has announced its intention to bundle its browser and server products in a more tightly integrated fashion with its underlying operating systems. If Microsoft's browser and server products are more tightly integrated with Microsoft's operating systems, the ability of Microsoft's competitors, including Netscape, to obtain effective access to Microsoft's operating systems could be impeded, particularly if such competitors do not obtain the application programming interfaces or other technical information necessary to access Microsoft's operating systems in a timely fashion. Microsoft may also use other means of attempting to restrict access to its operating systems. For example, Microsoft may assert licensing or other restrictions which could restrict the access of competitors to its operating systems. In particular, Microsoft has asserted that its Windows NT Workstation operating system is not meant to be used as a server operating system for a Web site. If Microsoft is successful in restricting access to its operating systems, sales of Netscape's products in particular, and Netscape's business, operating results and financial condition in general, could be materially adversely affected.

    The Company also believes that Microsoft has used, and will continue to use, its dominant position in desktop software to secure preferential distribution and bundling contracts with third parties such as ISPs, online service providers and VARs, including third parties with whom the Company has relationships. In addition, the Company believes that Microsoft may promote technologies and standards with which Netscape's products are not compatible. For example, Microsoft is promoting its proprietary ActiveX technology as an alternative to the Java programming language for Internet application software. Although
Netscape has announced that it will provide native support for ActiveX on the Windows 95 platform in Netscape Communicator 4.0, if Microsoft is successful in promoting widespread adoption of its ActiveX technology as an alternative to Java, Netscape's business, operating results and financial condition could be materially adversely affected. Similarly, Microsoft is promoting its proprietary Distributed Common Object Model ("DCOM") technology as an alternative to the CORBA and IIOP standards for a cross-platform, network-based environment. The Company has endorsed the CORBA and IIOP standards in its products, and if Microsoft is successful in promoting widespread adoption of its DCOM technology, the Company's business, operating results and financial condition could be materially adversely affected.

    Microsoft has a longer operating history, a much larger installed base and number of employees and dramatically greater financial, technical, marketing and public relations resources, access to distribution channels and name recognition than the Company, all of which are a significant competitive advantage. For example, Microsoft is currently offering certain of its Internet and intranet products for free or for no additional charge when bundled with another product and may eventually offer all of its Internet and intranet products for free or for no additional charge when bundled with another product. In addition to offering its browser and server products for free, Microsoft is also offering special incentives, such as free access to Web sites that would otherwise require a subscription fee, to users of its browser product. In addition, Microsoft is investing significantly in localizing its Internet and intranet software in non-English languages, which may be a competitive threat as Netscape attempts to expand its international business. As a result of all of the foregoing, there can be no assurance that Netscape's business, operating results and financial condition will not be materially adversely affected.

    OTHER COMPETITION. In addition to Microsoft, several companies are currently offering Web server software products that compete directly with the Company's Web server products. Organizations offering competing Web server products for the Internet include the Apache Group ("Apache") (which has the largest measured share of Web servers on the Internet as of July 1996), Microsoft and the National Center for Supercomputing Applications at the University of Illinois ("NCSA"). Unlike Netscape, which charges for its Web server products for the Internet, the Web servers from Apache, Microsoft and NCSA are offered for free. Companies offering competing Web server products for intranets include Microsoft, IBM, Oracle and Novell, among others. Some of these companies are enhancing the functionality of their existing products through their Web server product offerings. In addition to Microsoft's bundling of IIS with its Windows NT Advanced Server, Lotus, a subsidiary of IBM, has developed a Web server based on its popular Notes group software program. Oracle's Web server product works with its large installed base of database software. Companies that offer Web server and client products that are or can be bundled with operating systems or databases are particularly formidable competition in the market for intranet software. The Company also expects competition from companies that offer products competitive with the Company's commercial application products by enabling Web site creation and maintenance and a framework for online commerce. These companies include Open Market, Inc., BroadVision, Inc., Connect, Inc. and Edify Corporation. In the future, software companies which have server products in other product categories may choose to enhance the functionality of existing products or develop new products which are competitive with the Company's Web server and commercial applications products.

    In addition to Microsoft, several companies are currently offering a client-based Web browser that competes directly with the Company's Netscape Navigator product line. NCSA distributes its product, NCSA Mosaic, for free for noncommercial use.

    The  Company  believes  that  other  operating  system  vendors  may  become competitors. Although IBM and Apple have each announced an intention to incorporate Netscape Navigator client software into their operating systems, IBM and Apple are each currently offering competing browsers and may continue to do so. In addition, IBM and Apple may also incorporate some Web server functionality into their operating systems which would compete with the Company's Web server and commercial applications products. The Company also expects Unix operating systems vendors, such as Sun, Hewlett-Packard, IBM, Digital, The Santa Cruz Operation, Inc. ("Santa Cruz") and Silicon Graphics, to incorporate Web client and server software into their operating systems. If these companies incorporate Web client or server functionality into their software products and such technology is not licensed from Netscape or is licensed from Netscape at significantly reduced prices, the Company's business, operating results and financial condition could be materially adversely affected.

    Additional competition could come from client/server applications and tools vendors, multimedia companies, document management companies, networking software companies, network management companies and educational software companies. Further, the Company's current products are designed around certain standards, and industry acceptance of competing standards could decrease the demand for the Company's products.

    Competitive factors in the market for Internet and intranet software and services include core technology, breadth of product features, product quality, marketing and distribution resources, pricing, and customer service and support. Except as set forth above, the Company believes it presently competes favorably with respect to each of these factors. However, the market and competition are still new and rapidly emerging, especially the intranet software market, and there can be no assurance that the Company will be able to compete successfully against current or future competitors, nor can there be any assurance that this competition will not result in price reductions of the Company's products or loss of market share or will not in some other manner materially adversely affect the Company's business, operating results and financial condition.

NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

    Substantially all of the Company's revenues have been derived, and substantially all of the Company's future revenues are expected to be derived, from the license of its software and sale of its associated services. Accordingly, broad acceptance of the Company's software products and services by customers is critical to the Company's future success. However, the markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions; therefore, the Company's future success will depend on its ability to design, develop, test and support new software products and enhancements on a timely and cost-effective basis that meet changing customer needs and respond to technological developments and emerging industry standards. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products, such as Netscape SuiteSpot 3.0 and Netscape Communicator 4.0, to market in a timely and cost-effective manner, or that products or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive. While the Company has addressed the need to develop new products and enhancements primarily through its internal development efforts, the Company has also addressed this need through acquisitions and the license of third party technology. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience and where competitors in such markets have stronger market positions, and the potential loss of key employees of the acquired company. Licensing of third party technology also involves numerous risks, including product liability claims based on licensed technology, liability for licensed technology which infringes the proprietary rights of others, the potential inability of third party licensors to indemnify the Company for intellectual property infringement claims, the risk that the scope of third party licensor indemnification is not as broad as the indemnification the Company provides to its customers, and the unavailability of similar technology on commercially reasonable terms in the event that the third party technology is unavailable. See "--Uncertain Protection of Intellectual Property; Unisys Patent Enforcement; Challenge to the RSA License; Risks Associated with Licensed Third Party Technology." The failure of the Company's new product development efforts, especially with respect to Netscape SuiteSpot 3.0 or Netscape Communicator 4.0, could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's current products are designed around certain standards, including, for example, security standards, and current and future sales of the Company's products will be dependent, in part, on widespread adoption of such standards by enterprises, consumers, developers and other software providers. Widespread adoption of a standard not supported by Netscape could have a material adverse effect on the Company's business, operating results or financial condition. In addition, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and enhancements, such as Netscape SuiteSpot 3.0 and Netscape Communicator 4.0, or that its new products and enhancements, including Netscape SuiteSpot 3.0 and Netscape Communicator 4.0, will adequately meet the requirements of the marketplace and achieve market acceptance. Further, because the Company has only recently commenced shipment of many of its products, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in the Company's products, or, if discovered, successfully corrected in a timely and cost-effective manner. If the Company is unable to develop on a timely and cost-effective basis new software products, enhancements to existing products or error corrections, or if such new products or enhancements do not achieve market acceptance, the Company's business, operating results and financial condition will be materially adversely affected. See "Business--Recent Developments--Planned Products and Releases."

DEVELOPING MARKET; NEW ENTRANTS; UNCERTAIN ACCEPTANCE OF THE COMPANY'S PRODUCTS; PRICE EROSION;
UNCERTAIN ADOPTION OF INTERNET AND INTRANETS AS A MEDIUM OF COMMERCE AND COMMUNICATIONS

    The market for the Company's software and services, especially for its intranet products and services, is relatively new, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for communication and commerce over the Internet and intranets. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The industry is relatively young and has a limited number of proven products. Moreover, critical issues concerning the use of intranets and of the Internet (including security, reliability, cost, ease of deployment and administration and quality of service) remain unresolved and may impact the growth of intranet and Internet use. While the Company believes that its software products offer significant advantages for commerce and communication over the

Internet and intranets, there can be no assurance that commerce and communication over the Internet or intranets will become widespread, or that the Company's products for commerce and communication over the Internet or intranets will become widely adopted for these purposes.

    In particular, the Company's client software competes with free client software distributed by online service providers, Internet access providers and others. In addition, computer operating systems companies, notably Microsoft, bundle client software with their operating systems at little or no additional cost to users, which may cause the price of the Company's client products to decline. The Company announced significant price reductions in its server product line during the quarter ended December 31, 1995 and announced further price reductions in its server product line in March 1996. See "--Competition." Moreover, continued market acceptance of the Company's server and commercial applications software products is substantially dependent upon the adoption of the Internet and intranets for commerce and communications. The adoption of the Internet or intranets for commerce and communications, particularly by those individuals and enterprises which have historically relied upon alternative means of commerce and communication, generally requires the acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make some or all of their existing information systems technology, software and systems obsolete. In addition, there can be no assurance that individual PC users in business or at home will adopt or, if adopted, continue to use the Internet or intranets for online commerce or communication.

    Because the market for the Company's products and services, especially its intranet products and services, is relatively new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. There can be no assurance that the market for the Company's products and services will continue to develop, that the Company's new products or services, especially its intranet products and services, will be adopted or that existing products and services will continue to be adopted, or that the Internet or intranets will be widely adopted for commerce and communication. If the market for the Company's products fails to continue to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's new products and services, especially its intranet products and services, do not achieve market acceptance, the Company's business, operating results and financial condition will be materially adversely affected.

MANAGEMENT OF GROWTH

    The rapid execution necessary for the Company to fully exploit the market window for its products and services requires an effective planning and management process. The Company's rapid growth has placed, and its planned growth is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. As of September 30, 1996, the Company had grown to approximately 1,400 employees from approximately 203 employees on December 31, 1994. In addition, the Company has completed four acquisitions in the last 12 months; assimilating the operations and personnel of such acquired companies has also placed a significant strain on the Company's managerial, operational and financial resources. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Further, the Company is required and will continue to be required to manage multiple relationships among various customers, suppliers, resellers, licensors, strategic partners and other third parties. Although the Company believes that it has made adequate allowances for the costs and risks associated with this expansion, there can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's current or future operations or that Company management will be able to effectively manage this expansion and still achieve the rapid execution necessary to fully exploit the market window for the Company's products and services in a timely and cost-effective manner. The Company's future operating results will also depend on its ability to expand its sales and marketing organizations, implement and manage new distribution channels to penetrate different and broader markets, particularly the market for intranet software for the enterprise, and expand its support organization commensurate with the increasing base of its installed products. If the Company is unable to manage growth effectively or unable to achieve the rapid execution necessary to fully exploit the market window for the Company's products and services in a timely and cost-effective manner, the Company's business, operating results and financial condition will be materially adversely affected.

RISKS OF ACQUISITIONS AND INVESTMENTS

    During the nine months ended September 30, 1996, the Company completed the business combinations with InSoft, Paper Software and Netcode and incurred an aggregate of $6.1 million in acquisition and related costs. In addition, during the nine months ended September 30, 1996, the Company formed two joint ventures and made several equity investments in companies with complementary technology. As part of its overall strategy, the Company plans to enter into further business combinations and significant investments in complementary companies, products or technologies and to enter into joint ventures and strategic alliances with other companies. Any such transactions would be accompanied by the risks commonly encountered in such transactions. In particular, business combinations with high technology companies include such risks as the difficulty of assimilating the operations and personnel of the combined companies, the potential disruption of the Company's ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired businesses, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new personnel. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such business combinations, investments or joint ventures or that such transactions will not materially adversely affect the Company's business, financial condition or results of operations.

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT

    The Company was incorporated in April 1994, and, although the Company has acquired a number of companies which were incorporated prior to that time, the Company only commenced shipment of its products for intranets and the Internet in December 1994. Accordingly, the Company has a relatively limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their earlier stage of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified persons, expand its management processes and capabilities and continue to upgrade its technologies and successfully commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks. The Company incurred net losses from inception through the quarter ended June 30, 1995. As of September 30, 1996, the Company had an accumulated deficit of $11.0 million. Although the Company has experienced revenue growth in recent periods, historical growth rates will not be sustained and are not indicative of future operating results. There can be no assurance that the Company will sustain profitability.

NEED TO MANAGE EVOLVING MARKET AND PRODUCTS

    The Company's software business has historically been characterized by relatively short sales cycles, relatively small initial sales orders, relatively simple uses for its software, short product development cycles and low aggregate royalty payments to third parties for embedded technology. However, the Company has evolved and expanded its product lines, and, as the Company has increased its focus on sales to enterprise customers, the Company's business has been, and, will continue to be, characterized by longer sales cycles, larger initial sales orders, more complex use of its software, longer product development cycles and higher aggregate royalty payments to third parties for embedded technology. For example, the Company's server product line has evolved from software products which merely enabled publication of HTML-based documents to SuiteSpot, an integrated suite of server products that address an array of complex information technology issues such as e-mail, groupware, calendaring, security for internal information and online commerce, as well as information publication. Further, the Company now offers complex commercial application software to accompany its server and client software. Organizations which initially purchased Internet and intranet products for trial use are now building complex intranets. The Company expects that sales of its software will be increasingly made to enterprises, and that due to higher price points and more complex uses, these sales will require approval at the highest levels of the customer's organization. These sales are likely to be more difficult, expensive and time-consuming for the Company, and will require greater training of the Company's sales personnel and reseller partners. Further, these sales generally involve a significant commitment of capital by prospective customers, with the attendant delays frequently associated with large capital expenditures and lengthy acceptance procedures. For these and other reasons, the sales cycle associated with the license of the Company's software products has lengthened, may continue to lengthen and is subject to a number of significant risks over which the Company has little or no control. The Company has relatively limited experience with these types of sales, and there can be no assurance that the Company will be able to successfully manage this evolution in its business, and the failure to successfully manage this evolution in its business could have a material adverse effect on the Company's business, operating results and financial condition.

EVOLVING DISTRIBUTION CHANNELS

    The Company sells its products directly to end-users and via the Internet. In addition, the Company offers its products indirectly through OEMs, VARs and software retailers. The Company is currently pursuing a strategy which is intended to increase sales through OEMs, VARs and system integrators as a percentage of total revenues, especially in international markets. The Company expects that any material increase in sales through Resellers as a percentage of total revenues, especially any increase in the percentage of sales through OEMs, VARs and system integrators, will adversely affect the Company's average selling prices and gross margins due to the lower unit prices that are typically charged when selling through indirect channels. In recent quarters, sales through indirect channels have increased as a percentage of total revenues, which has adversely impacted average selling prices; however, gross margins to date have not decreased due to the large percentage of sales through OEMs, which have lower associated costs of revenues than other Resellers due to the absence of packaging costs. Other potential adverse consequences of the Company's focus on increasing sales through Resellers are the diversion of management resources and attention from direct sales, which could adversely affect direct sales revenue, and greater revenue fluctuation due to a greater percentage of retail revenue, which tends to fluctuate with product releases and may be subject to seasonality. Moreover, there can be no assurance that the Company will be able to continue to attract and retain Resellers that will be able to market the Company's products effectively, particularly Resellers of intranet software for the enterprise, and will be qualified to provide timely and cost-effective customer support and service. There also can be no assurance that the Company will be able to manage conflicts among its Resellers. In addition, the Company's agreements with Resellers typically do not restrict Resellers from distributing competing products, and in many cases may be terminated by either party without cause. Further, in some cases the Company has granted exclusive distribution rights that are limited by territory and in duration. Consequently, the Company may be adversely affected should any Reseller fail to adequately penetrate its market segment. The inability to recruit, manage or retain important Resellers, particularly Resellers of intranet software for the enterprise, or their inability to penetrate their respective market segments, could materially adversely affect the Company's business, operating results or financial condition.

    In addition to expanding its direct sales channels, the Company will continue to distribute its products electronically through the Internet. Distributing the Company's products through the Internet makes the Company's software more susceptible than other software to unauthorized copying and use. The Company has historically allowed and currently intends to continue to allow potential customers to electronically download its client and server software for a free evaluation period. There can be no assurance that, upon expiration of the evaluation period, the Company will be able to collect payment from users that retain a copy of the Company's software. In addition, by distributing its products for free evaluation over the Internet, the Company may have reduced the future demand for its products. If, as a result of changing legal interpretations of liability for unauthorized use of the Company's software or otherwise, users were to become less sensitive to avoiding copyright infringement, the Company's business, operating results and financial condition would be materially adversely affected.

SECURITY RISKS AND SYSTEM DISRUPTIONS; LACK OF PRODUCT LIABILITY INSURANCE FOR PRODUCTS
INCORPORATING SECURITY FEATURES

    The Company has included in its products security protocols which operate in conjunction with encryption and authentication technology licensed from RSA Data Security Inc. ("RSA"). Despite the existence of these technologies, the Company's products have been found to be vulnerable to break-ins and similar disruptive problems caused by Internet users. In the last two years, there have been several instances in which weaknesses or vulnerabilities in the Company's security implementation were discovered. In each instance in which a vulnerability or weakness was discovered in the Company's security implementation, the Company attempted to address the vulnerability or weakness by making the various design changes in its security and reviewing those changes both internally and with a broad set of outside industry experts. The design changes appear to have resolved known security vulnerabilities and weaknesses in the Company's products.

    In addition, the Company's products incorporate technology from other software companies which could be vulnerable to security flaws. For example, in March 1996 certain security flaws were discovered in the Java programming language; in particular, one security flaw was discovered which could have jeopardized the security of information stored in the computer of Netscape
Navigator users. Sun, the licensor of Java, has corrected this particular security flaw and has distributed the software fix to the Company. However, there can be no assurance that the Company's products will not be susceptible to other security flaws, whether in the Company's products or technologies, in Java or in other technology incorporated into the Company's products.

    Despite the Company's attempts to address the vulnerabilities and weaknesses in its security implementation, the Company's products and licensed technology incorporated in such products may continue to be vulnerable to break-ins and similar disruptive problems caused by Internet users. Further, as is generally known, weaknesses in the environment in which Netscape products are used may compromise the security of confidential electronic information exchanges across the Internet. This includes, but is not limited to, the security of the physical network, security of the physical machines used for the information transfer and the security of the operating system on top of which the Netscape products are running. Any such flaws in the Internet or the end-user environment, or weaknesses or vulnerabilities in the Company's products or licensed technology incorporated in such products, would jeopardize the security of confidential information sent over the Internet using Netscape software, such as credit card numbers and e-mail, and might enable others to dismantle the special security techniques meant to protect such transactions.

    Any further computer break-ins or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of end-users of the Company's products, which may result in significant liability to the Company and may also deter potential customers. Moreover, the security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet and intranet market generally, and the Company's customer base and revenues in particular. The Company attempts to limit its liability to its customers, including liability arising from failure of the security implementation contained in the Company's products, through contractual provisions. However, there can be no assurance that such limitations will be effective. The Company currently does not have product liability insurance to protect against risks associated with forced break-ins or disruptions. There can be no assurance that additional security vulnerabilities and weaknesses will not be discovered in the Company's products or licensed technology incorporated in such products or that weaknesses in the end-user environments will not limit the use of the Internet as a commercial medium. Any additional security related problems in the Company's products or licensed technology incorporated in such products may require significant expenditures of capital and resources by the Company to alleviate such problems, may result in lawsuits against the Company, may result in loss of customers and may cause interruptions, delays or cessations of product shipments to the Company's customers. Any such expenditures, lawsuits, loss of customers, interruptions, cessations or delays would likely have a material adverse effect on the Company's business, operating results and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    The Company is not currently subject to direct government regulation, other than pursuant to securities laws and the regulations thereunder applicable to all publicly owned companies and laws and regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to the Internet, covering issues such as user privacy and expression, pricing of products and services, taxation, advertising, intellectual property rights, information security or the convergence of traditional communication services with Internet communications. For example, the Telecommunications Reform Act of 1996 (the constitutionality of which is currently under challenge) was recently enacted and imposes criminal penalties (via the Communications Decency Act or "CDA") on anyone who distributes obscene, lascivious or indecent communications over the Internet. Moreover, the adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for the Company's products or increase the Company's cost of doing business or in some other manner have a material adverse effect on the Company's business, operating results or financial condition. In addition, the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for the Company's products, could increase the Company's cost of doing business as a result of costs of litigation or increased product development costs, or could in some other manner have a material adverse effect on the Company's business, operating results or financial condition.

    Because the encryption technology contained in the Company's products is deemed to be a "munition," such products are subject to U.S. export controls pertaining to munitions. There can be no assurance that such export controls, either in their current form or as may be subsequently revised, will not limit the Company's ability to distribute certain encrypted products outside of the United States or electronically. While Netscape takes precautions against unlawful exportation, such exportation may occur from time to time. In addition, federal or state legislation or regulation may further limit levels of encryption or authentication technology, and foreign governments could enact import laws or regulations that may restrict the type of encryption software that is permitted for distribution in their countries. Moreover, as a consequence of such export controls, Netscape must develop and market both domestic and international versions of its products that contain encryption software, with the version for the U.S. market having a stronger level of encryption than the version for export to international markets. Along with the additional costs associated with the duplication of effort and expense in research, development, manufacturing and distribution of different versions of products, the Company may lose sales from customers who wish to have the same level of encryption security throughout their organization. The Company may also encounter difficulties competing overseas with competitors that are subject to less restrictive controls. Finally, due to the weaker level of encryption contained in the Company's products shipped internationally, the Company may not acquire the installed international base necessary to make the functionality of its products part of an international standard.

    Additionally, some countries have enacted import laws requiring the alteration of the Company's products in order for the government of such countries to maintain a level of control over the content of products entering such countries. In addition to the costs incurred by the Company in complying with varying international regulations, alteration of the Company's products may cause such products to perform at a level below their intended level and thereby subject the Company to potential liability and other adverse consequences. Any such export restrictions, import restrictions, new legislation or regulation or unlawful exportation could have a material adverse impact on the Company's business, operating results or financial condition.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY; UNISYS PATENT ENFORCEMENT; CHALLENGE TO RSA LICENSE;
RISKS ASSOCIATED WITH LICENSED THIRD PARTY TECHNOLOGY

    The Company's success and ability to compete is dependent in part upon its internally developed technology. While the Company relies on patents, trademark, trade secret and copyright law to protect its technology, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The Company generally enters into confidentiality or license agreements with its employees, consultants and vendors, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, effective patents, copyright and trade secret protection may be unavailable or limited in certain foreign countries. To license its products, the Company relies in part on "shrink wrap" licenses that are not signed by the end-user and, therefore, may be unenforceable under the laws of certain jurisdictions. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results or financial condition.

    Unisys Corporation ("Unisys") has announced its intention to require the payment of royalties for the use of compression technology associated with the Graphics Interchange Format ("GIF"). Unisys asserts that this popular file format is based on compression technology patented by Unisys. The Company's products have the ability to decompress files, including files stored in GIF. The Company and, to the Company's knowledge, other licensees, have received notice of Unisys' intention to enforce or license such patent. The Company could incur additional costs and liability should its products be found to be within the scope of the Unisys patent, including costs and liability from claims for indemnification resulting from infringement. The assertion of these patent rights by Unisys, if successful, could prevent the Company's products from enabling users to view files compressed in GIF. The Company does not believe its products infringe the Unisys patent; however, there can be no assurance that the Company's products are not within the scope of the Unisys patent or that the Company's business, operating results and financial condition will not be materially adversely affected if the Company's products are found to be within the scope of the Unisys patent.

    From time to time the Company has, in addition to the notice from Unisys, received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. Although the Company does not believe that its products infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof which could have a material adverse effect on the

Company's business, financial condition or results of operations. In addition, the assertion of such infringement claims could result in injunctions preventing Netscape from distributing certain products, which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available on reasonable terms or at all.

    On August 7, 1995, Netscape received a letter from a law firm purporting to represent Caro-Kann Corporation ("Caro-Kann"), a subsidiary of Cylink Corporation, which is a partner with RSA in Public Key Partners ("PKP"), which partnership purportedly holds certain exclusive licensing rights to certain patents covering the practice of public key cryptography and digital signatures. Caro-Kann alleges that the license agreement between RSA and Netscape relating to certain RSA software conflicts with the rights held by PKP. RSA has advised Netscape that the allegations of Caro-Kann are unfounded. The parties have arbitrated portions of this dispute and currently disagree as to the interpretation of the arbitration ruling. RSA has brought suit in federal court against Cylink Corporation over certain patent related claims. Netscape is unable to ascertain the significance of Caro-Kann's allegations or whether or not any decision adverse to RSA in the arbitration or other proceedings may invalidate or otherwise limit the license to Netscape. In Netscape's license agreement with RSA, RSA has agreed to defend and indemnify and hold Netscape harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary rights. Although the Netscape license is fully paid-up, there can be no assurance that the outcome of this matter would not lead to royalty obligations. Many of the Company's products incorporate data encryption and server authentication technology licensed from RSA.

    The Company also relies on certain other technology which it licenses from third parties, including software which is integrated with internally developed software and used in the Company's products to perform key functions. There can be no assurance that these third party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain any of these technology licenses could result in delays or reductions in product shipments until equivalent technology could be identified, licensed and integrated. Any such delays or reductions in product shipments could materially adversely affect the Company's business, operating results or financial condition. Moreover, although the Company is generally indemnified by the third parties against claims that the third parties' technology infringes the proprietary rights of others, such indemnification is not always available for all types of intellectual property rights (for example, patents may be excluded) and in some cases the geographical scope of such indemnification is limited. The result is that the indemnity that the Company receives against such claims is often less broad than the indemnity that the Company provides to its customers. Even in cases in which the indemnity that the Company receives from a third party licensor is as broad as the indemnity that the Company provides to its customers, often the third party licensors from whom the Company would be receiving indemnity are not well-capitalized and may not be able to indemnify the Company in the event that such third party technology infringes the proprietary rights of others. Accordingly, the Company could have substantial exposure in the event that technology licensed from a third party infringes another party's proprietary rights. The Company currently does not have any liability insurance to protect against the risk that licensed third party technology infringes the proprietary rights of others. There can be no assurance that infringement or invalidity claims arising from the incorporation of third party technology, and claims for indemnification from the Company's customers resulting from such infringement claims will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or successful assertion of such claims, the Company would incur significant costs and the diversion of resources with respect to the defense thereof, in addition to potential product redevelopment costs and delays, all of which could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON KEY PERSONNEL

    The Company's performance is substantially dependent on the performance of its executive officers and key employees, many of whom have worked together for only a short period of time. Given the Company's relatively early stage of development, the Company is dependent on its ability to retain and motivate highly qualified personnel, especially its management and highly skilled development teams. The Company does not have "key person" life insurance policies on any of its employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, operating results or financial condition of the Company. See "Management."

    The Company's future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel, especially software developers. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect on the Company's business, operating results or financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSION

    International revenues (sales outside of North America) were approximately 17% and 28% of total revenues for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively. A key component of the Company's strategy is its continued expansion into international markets. To date, the Company has only limited experience in developing localized versions of its products and marketing and distributing its products internationally, and the Company is currently incurring, and expects to continue to incur, significant costs in developing, marketing and distributing localized versions. If the international revenues are not adequate to offset the expense of establishing and maintaining foreign operations and the costs of localizing the Company's products, the Company's business, operating results or financial condition could be materially adversely affected. There can be no assurance that the Company will be able to successfully market, sell and deliver its products in foreign markets. In addition to the uncertainty as to the Company's ability to continue to generate revenues from its foreign operations and expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, export and import restrictions, export and import controls relating to encryption technology, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, software piracy, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world and potentially adverse tax consequences, which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, operating results and financial condition.

DEPENDENCE ON THE INTERNET

    Although some sales of the Company's products will depend upon growth of intranets, sales of the Company's products will continue to depend in large part upon a robust industry and infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure (e.g., reliable network backbone), untimely development of complementary products (e.g., high speed modems), delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased government regulation. In addition, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by such potential growth. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. If the necessary infrastructure or complementary products are not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, operating results and financial condition will be materially adversely affected.

EXTREME VOLATILITY OF STOCK PRICE AND RISK OF LITIGATION

    The Company's common stock price has been extremely volatile and has experienced substantial and sudden fluctuations, particularly as a result of announcements by the Company and its competitors and announcements with respect to the industry generally. In addition, the stock market has experienced significant price and volume fluctuations that have especially affected the market prices of equity securities of many high technology companies, particularly Internet-related companies, and that often have been unrelated to the operating performance of such companies. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of the Company's common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, operating results and financial condition.

CONCENTRATION OF STOCK OWNERSHIP


    Upon completion of this offering, the Company's executive officers and directors, together with entities affiliated with such individuals, will beneficially own approximately 42.3% of the Company's Common Stock (approximately 41.9% if the Underwriters' over-allotment option is exercised in full). Accordingly, these stockholders will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."


SHARES ELIGIBLE FOR FUTURE SALE


    Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. Each of the executive officers and directors of the Company, and entities affiliated with one of the Company's non-employee directors, who collectively beneficially held as of September 30, 1996 an aggregate of 35,947,203 shares, have agreed not to sell or otherwise dispose of Common Stock of the Company through February 15, 1997 without the prior consent of Morgan Stanley & Co. Incorporated (of which 6,564,325 shares are subject to a repurchase right of the Company which generally lapses at a rate of 20% after 10 months of service and two percent per month thereafter), except for an aggregate of 200,000 shares held by certain executive officers of the Company, which shall not have such restriction. Certain other stockholders of the Company, including an entity affiliated with one of the Company's non-employee directors that beneficially held as of September 30, 1996 an aggregate of 1,777,780 shares, who are selling an aggregate of 3,350,000 shares in this offering and after the offering will hold an aggregate of 2,001,927 shares, have agreed not to sell or otherwise dispose of Common Stock of the Company for up to 120 days after the date of this Prospectus without the prior consent of Morgan Stanley & Co. Incorporated after which time such shares will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and are not eligible for sale until the expiration of their respective two-year holding periods. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 120 days after the date of this Prospectus, subject to certain limited exceptions. Other than (i) 7,655,395 additional shares subject to a repurchase right of the Company of the type described above, and (ii) 2,755,544 additional shares held by existing stockholders which are "restricted securities" as that term is described above, all other shares of Common Stock are freely tradeable without restriction. See "Underwriters."

EFFECT OF CERTAIN CHARTER PROVISIONS; ANTITAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND
DELAWARE LAW

    The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Amended and Restated Certificate of Incorporation, including provisions that create a classified board of directors, and of the Amended and Restated Bylaws and of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company.

DILUTION

    Investors participating in this offering will incur immediately, substantial dilution. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of 2,250,000 shares of Common Stock offered by the Company hereby are estimated to be $114.6 million ($157.7 million if the U.S. Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company expects to use the net proceeds of this offering primarily for general corporate purposes, including working capital and capital expenditures. A portion of the proceeds are expected to be used to secure additional facilities, for leasehold improvements and for general corporate infrastructure. The Company currently expects that it will spend an additional $35.0 million on such matters through the end of the current fiscal year. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, the Company has no present plans, agreements or commitments and is not currently engaged in any negotiations to acquire any businesses. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in interest-bearing, investment-grade obligations. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.


                          PRICE RANGE OF COMMON STOCK


    The following table sets forth the range of high and low sales prices of the Company's Common Stock for the indicated periods, as reported by the Nasdaq National Market. The Company made its initial public offering on August 8, 1995 at a price of $14 per share. On November 11, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $53 3/4 per share. As of October 25, 1996, the Company had approximately 2,129 holders of record of the Common Stock. All prices have been restated to reflect a two-for-one stock split effected in January 1996.



                                                                                           HIGH        LOW
                                                                                         ---------  ---------
Fiscal year ended December 31, 1995:
  Third Quarter (beginning August 9, 1995).............................................  $  37 3/8  $  22 7/8
  Fourth Quarter.......................................................................         87         28
Fiscal year ending December 31, 1996:
  First Quarter........................................................................         86     34 3/4
  Second Quarter.......................................................................     75 1/4     42 1/2
  Third Quarter........................................................................     65 1/2     34 1/2
  Fourth Quarter (through November 11, 1996)...........................................     55 1/2     38 1/2


                                DIVIDEND POLICY

    The Company has never paid cash dividends on its Common Stock or other securities. The Company currently anticipates that it will retain all of its future earnings for use in the expansion and operation of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of September 30, 1996, and as adjusted to reflect the sale of 2,250,000 shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):



                                                                                           SEPTEMBER 30, 1996
                                                                                      ----------------------------
                                                                                                         AS
                                                                                      ACTUAL(1)    ADJUSTED(1)(2)
                                                                                      ----------  ----------------
                                                                                         (IN THOUSANDS, EXCEPT
                                                                                              SHARE DATA)
Long-term obligations...............................................................  $      659     $      659
Total stockholders' equity:
  Preferred Stock, $0.0001 par value; 5,000,000 shares authorized, none issued and
   outstanding......................................................................      --             --
  Common Stock, $0.0001 par value; 200,000,000 shares authorized, 84,535,395 shares issued and outstanding, actual; 86,785,395 shares issued and outstanding, as
   adjusted(3)......................................................................           8              9
  Additional paid-in capital........................................................     215,231        329,845
  Deferred compensation.............................................................      (6,742)        (6,742)
  Accumulated deficit...............................................................     (10,982)       (10,982)
  Other.............................................................................       1,489          1,489
                                                                                      ----------       --------
    Total stockholders' equity......................................................     199,004        313,619
                                                                                      ----------       --------
      Total capitalization..........................................................  $  199,663     $  314,278
                                                                                      ----------       --------
                                                                                      ----------       --------


---------
(1) Reflects the business combinations with Collabra, InSoft, Netcode, and Paper Software which have been accounted for as poolings of interests.

(2) Assumes no exercise of the U.S. Underwriters' over-allotment option.

(3) Excludes, as of September 30, 1996, (i) an aggregate of 8,301,650 shares of Common Stock subject to outstanding options under the Company's 1994 Stock Option Plan, 1995 Stock Plan, 1995 Director Option Plan, Collabra Software, Inc. 1993 Incentive Stock Plan, InSoft, Inc. 1993 Stock Option Plan and Netcode Corporation 1996 Stock Plan (collectively, the "Stock Plans") at a weighted average exercise price of $22.83 per share and 3,257,663 shares reserved for future grants of options thereunder and (ii) 1,723,494 shares of Common Stock reserved but unissued under the Company's 1995 Employee Stock Purchase Plan.

                                    DILUTION


    The net tangible book value of the Company as of September 30, 1996 was $195,266,000 or $2.31 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock at that date. After giving effect to the sale by the Company of the 2,250,000 shares of Common Stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company), the Company's pro forma net tangible book value at September 30, 1996 would have been $309,881,000 or $3.57 per share. This represents an immediate increase in net tangible book value to existing stockholders of $1.26 per share and an immediate dilution to new investors of $50.18 per share. The following table illustrates the per share dilution:



Public offering price per share......................................             $   53.75
  Net tangible book value per share as of September 30, 1996.........  $    2.31
  Increase in net tangible book value per share attributable to new
   investors.........................................................       1.26
                                                                       ---------
Pro forma net tangible book value per share after offering...........                  3.57
                                                                                  ---------
Dilution per share to new investors..................................             $   50.18
                                                                                  ---------
                                                                                  ---------



    The following table sets forth on a pro forma basis as of September 30, 1996 the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing stockholders and by the new investors (before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):



                                              SHARES PURCHASED           TOTAL CONSIDERATION        AVERAGE
                                         --------------------------  ---------------------------   PRICE PER
                                            NUMBER        PERCENT        AMOUNT        PERCENT       SHARE
                                         -------------  -----------  --------------  -----------  -----------
Existing stockholders(1)...............     84,535,395         97%   $  229,087,000         65%    $   2.71
New investors..........................      2,250,000          3       120,938,000         35        53.75
                                         -------------      -----    --------------      -----
    Total..............................     86,785,395        100%   $  350,025,000        100%
                                         -------------      -----    --------------      -----
                                         -------------      -----    --------------      -----


---------

(1) Sales by the Selling Stockholders in the offering will reduce the number of shares held by existing stockholders to 81,185,395 shares, or 94% of the total number of shares outstanding after the offering, and will increase the number of shares held by new investors to 5,600,000 shares, or 6% of the total number of shares outstanding after the offering. See "Principal and Selling Stockholders."



    The foregoing table assumes no exercise of the U.S. Underwriters' over-allotment option and no exercise of stock options outstanding at September 30, 1996. As of September 30, 1996, (i) there was an aggregate of 8,301,650 shares of Common Stock subject to outstanding options under the Company's Stock Plans at a weighted average exercise price of $22.83 per share and 3,257,663 shares reserved for future grants of options thereunder and (ii) there were 1,723,494 shares of Common Stock reserved but unissued under the Company's 1995 Employee Stock Purchase Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected supplemental consolidated statement of operations data and balance sheet data for the Company. The selected statement of operations data for each of the five quarters in the period ended March 31, 1996 are derived from the unaudited condensed consolidated financial statements not included or incorporated by reference herein. The selected statement of operations data for each of the two quarters in the period ended September 30, 1996 and the selected balance sheet data at September 30, 1996 are derived from the unaudited condensed consolidated financial statements of the Company incorporated by reference herein. The selected balance sheet data as of December 31, 1995 is derived from the audited supplemental consolidated financial statements incorporated by reference herein. In the opinion of the Company's management, the unaudited condensed consolidated financial statements of the Company include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position at the end of, and the results of its operations for, these periods. This financial data should be read in conjunction with the Company's Supplemental Consolidated Financial Statements and the Notes thereto, the unaudited condensed consolidated financial statements and other financial information incorporated by reference herein. See "Incorporation of Certain Documents by Reference." In November 1995, the Company entered into a business combination with Collabra in a transaction accounted for as a pooling of interests. In April 1996, the Company entered into a business combination with InSoft in a transaction accounted for as a pooling of interests. All financial data of the Company for the periods presented has been restated to give retroactive effect to the business combinations with Collabra and InSoft. In April and May 1996, the Company entered into business combinations with Netcode and Paper Software, respectively, in transactions accounted for as poolings of interests. The financial data for the operations of Netscape since January 1, 1996 have been restated to give retroactive effect to the business combinations with Netcode and Paper Software. The financial data for the operations of Netscape has not been restated to give retroactive effect to the business combinations with Netcode and Paper Software for any periods prior to January 1, 1996 due to immateriality. All share and per share amounts have been adjusted to reflect the two-for-one stock split approved on January 23, 1996. No dividends have been declared or paid on the Common Stock of Netscape. The dividends declared and paid by InSoft were insignificant.

                                                                                           QUARTER ENDED
                                                                         --------------------------------------------------
                                                                          MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,
                                                                            1995         1995         1995         1995
                                                                         -----------  -----------  -----------  -----------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Product revenues.....................................................   $   6,057    $  13,095    $  21,979    $  36,358
  Service revenues.....................................................         388          977        1,329        5,204
                                                                         -----------  -----------  -----------  -----------
    Total revenues.....................................................       6,445       14,072       23,308       41,562
Cost of revenues:
  Cost of product revenues.............................................         431          982        2,639        5,125
  Cost of service revenues.............................................         200          337          380        1,613
                                                                         -----------  -----------  -----------  -----------
    Total cost of revenues.............................................         631        1,319        3,019        6,738
                                                                         -----------  -----------  -----------  -----------
Gross profit...........................................................       5,814       12,753       20,289       34,824
Operating expenses:
  Research and development.............................................       2,827        5,105        7,117       11,792
  Sales and marketing..................................................       4,711        8,224       11,785       18,959
  General and administrative...........................................       2,374        2,612        2,568        3,782
  Merger related charges...............................................      --           --           --            2,033
  Property rights agreement and related charges........................         500       --           --           --
                                                                         -----------  -----------  -----------  -----------
    Total operating expenses...........................................      10,412       15,941       21,470       36,566
                                                                         -----------  -----------  -----------  -----------
Operating income (loss)................................................      (4,598)      (3,188)      (1,181)      (1,742)
Interest income, net...................................................          91          396        1,356        2,751
                                                                         -----------  -----------  -----------  -----------
Income (loss) before income taxes......................................      (4,507)      (2,792)         175        1,009
Provision for income taxes.............................................      --           --           --              498
                                                                         -----------  -----------  -----------  -----------
Net income (loss)......................................................   $  (4,507)   $  (2,792)   $     175    $     511
                                                                         -----------  -----------  -----------  -----------
                                                                         -----------  -----------  -----------  -----------
Net income (loss) per share............................................   $   (0.07)   $   (0.04)   $    0.00    $    0.01
                                                                         -----------  -----------  -----------  -----------
                                                                         -----------  -----------  -----------  -----------
Shares used in computing net income (loss) per share...................      69,915       69,919       80,832       86,965


                                                                          MARCH 31,   JUNE 30,   SEPT. 30,
                                                                            1996        1996       1996
                                                                         -----------  ---------  ---------

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Product revenues.....................................................  $    49,051  $  62,296  $  83,761
  Service revenues.....................................................        7,070     12,710     16,255
                                                                         -----------  ---------  ---------
    Total revenues.....................................................       56,121     75,006    100,016
Cost of revenues:
  Cost of product revenues.............................................        6,811      9,703     10,900
  Cost of service revenues.............................................        1,683      2,325      3,794
                                                                         -----------  ---------  ---------
    Total cost of revenues.............................................        8,494     12,028     14,694
                                                                         -----------  ---------  ---------
Gross profit...........................................................       47,627     62,978     85,322
Operating expenses:
  Research and development.............................................       14,126     17,826     24,211
  Sales and marketing..................................................       25,805     32,506     43,865
  General and administrative...........................................        5,206      6,018      8,286
  Merger related charges...............................................      --           6,100     --
  Property rights agreement and related charges........................      --          --         --
                                                                         -----------  ---------  ---------
    Total operating expenses...........................................       45,137     62,450     76,362
                                                                         -----------  ---------  ---------
Operating income (loss)................................................        2,490        528      8,960
Interest income, net...................................................        2,431      1,462      1,592
                                                                         -----------  ---------  ---------
Income (loss) before income taxes......................................        4,921      1,990     10,552
Provision for income taxes.............................................        1,332      1,084      2,895
                                                                         -----------  ---------  ---------
Net income (loss)......................................................  $     3,589  $     906  $   7,657
                                                                         -----------  ---------  ---------
                                                                         -----------  ---------  ---------
Net income (loss) per share............................................  $      0.04  $    0.01  $    0.09
                                                                         -----------  ---------  ---------
                                                                         -----------  ---------  ---------
Shares used in computing net income (loss) per share...................       85,003     87,937     87,883

                                                                                                           DECEMBER 31,
                                                                                                               1995
                                                                                                           -------------
                                                                                                                (IN
                                                                                                            THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital..........................................................................................    $ 133,052
Total assets.............................................................................................      231,154
Deferred revenues........................................................................................       30,032
Long-term obligations, net of current portion............................................................        1,198
Stockholders' equity.....................................................................................      177,387

                                                                                                           SEPTEMBER 30,

                                                                                                                1996

                                                                                                           --------------


CONSOLIDATED BALANCE SHEET DATA:
Working capital..........................................................................................    $   70,571

Total assets.............................................................................................       331,748

Deferred revenues........................................................................................        75,126

Long-term obligations, net of current portion............................................................           659

Stockholders' equity.....................................................................................       199,004


                                    BUSINESS

OVERVIEW

    Netscape is a leading provider of open software for linking people and information over intranets and the Internet. Netscape develops, markets and supports a broad suite of enterprise server and client software, development tools and commercial applications to create a single shared communications platform for network-based applications. Netscape software is based on industry standard protocols and therefore can be deployed across a variety of computer operating systems, hardware platforms and databases and can be interconnected with traditional client/server applications. Using Netscape solutions, organizations can extend their internal information systems and applications to geographically dispersed facilities as well as to third party partners and customers. In addition, Netscape's products allow individuals and organizations to access information and to execute transactions across the Internet such as the buying and selling of information, software, merchandise and publications.

    Netscape released its first product, Navigator 1.0, in December 1994, which offered an easy to use graphical user interface for browsing the Web. Since that time, the Company has become increasingly focused on offering user and network services for use in intranet applications, including features with e-mail and graphics. The Company currently offers a broad suite of software products and tools, targeted primarily at corporate intranets, for use in a variety of information sharing, network management and commerce-enabling applications. 92 of the Fortune 100 companies use Netscape products for intranet or Internet solutions.

    To reach a diverse and worldwide customer base, Netscape delivers its suite of products and services through multiple distribution channels. The Company offers its products via a direct sales force, telesales, and the Internet as well as through resellers such as OEMs, VARs and software retailers. To accelerate the acceptance of the Company's products, Netscape has entered into reseller agreements with leading telecommunications and technology companies with complementary resources. These companies include, among others, AT&T, Apple, Compaq, Deutsche Telekom, Digital, France Telecom, Hewlett-Packard, IBM, Informix, Novell, Olivetti, Siemens, Silicon Graphics, Sybase and Sun.

INDUSTRY BACKGROUND

    In today's increasingly competitive business environment, organizations seek to leverage their existing investments in information technology and provide access to network resources and applications across the enterprise. Disparate computer operating systems, hardware platforms and databases have historically limited the ability of these organizations to share information most effectively across the enterprise. Intranets have provided simple services such as messaging and publishing to network users, and have begun to connect closed operating systems, databases, applications and networks over a common platform. These open standards-based intranets are designed to permit user services such as information sharing, application access and enterprise calendaring, as well as network services such as network management and security, to operate across heterogeneous environments.

    According to Forrester Research, an independent market research group ("Forrester"), the intranet and Internet market opportunity is significant. In a July 1996 report, Forrester reported that approximately 96% of the Fortune 1000 companies either have or are building an intranet and estimated that $8.5 billion will be spent on intranet and Internet software in the year 1999.

RECENT DEVELOPMENTS

    PLANNED PRODUCTS AND RELEASES

    In October 1996, the Company announced a matched server/client solution focused on the intranet market as an upgrade and extension of its server and client products. Netscape SuiteSpot 3.0, an upgrade to Netscape SuiteSpot 2.0 which is planned to be commercially available in the first half of 1997, is designed to be an integrated suite of server software that offers advanced messaging and groupware functionality, provides an open foundation for the creation of network-based applications and enables flexible content management. Netscape Communicator 4.0, an upgrade to Netscape Navigator which is planned to be commercially available in the first half of 1997, is designed to be a componentized suite of client software for open HTML-based e-mail, groupware, authoring, calendaring and Web browsing. Together, the Netscape SuiteSpot 3.0 and Communicator 4.0 solution are designed to offer a matched feature approach enabling organizations to use e-mail, groupware and other enterprise applications across an open network.

MATCHED CLIENT/SERVER SOLUTION:

    This figure depicts the Company's recently announced matched server and client solution and how the strategy to componentize each piece of functionality creates seamless integration between client and server. Calendar functionality in the Communicator, for example, gets matched with calendar functionality in the SuiteSpot 3.0 New Platform any application model:

        NETSCAPE SUITESPOT 3.0.

    The Company's next-generation server software suite will be comprised of ten server and tool products for building corporate intranets. Together with the announced Netscape Communicator client, Netscape SuiteSpot 3.0 is expected to provide enterprise customers with an integrated solution for building and maintaining Web sites, open e-mail, publishing and groupware solutions on intranets. In addition, Netscape SuiteSpot 3.0 is designed to support the Netscape ONE framework that allows developers to build cross-platform, network-based applications. Netscape SuiteSpot 3.0 is planned to be commercially available in the first half of 1997. Below is a description of each server and tool that collectively comprise Netscape SuiteSpot 3.0.

        NETSCAPE ENTERPRISE SERVER 3.0. This enterprise server is designed to be the platform that will enable users to share, locate and publish information. Among the features the Company plans to include are the ability to manage documents in a variety of formats, including Microsoft Office and Adobe PDF, full-text search capability, agent technology, custom views, access controls and document control with versioning. Netscape Enterprise Server 3.0, an upgrade of Netscape's currently shipping Enterprise Server 2.0, is planned to be commercially available as a standalone product in the first half of 1997.

        NETSCAPE MESSAGING SERVER 3.0. This server is designed to expand its native support of Internet standards and is designed to extend beyond a traditional client/server messaging architecture through interoperability with native Internet and proprietary LAN-based mail systems. Among the features the Company plans to include are LDAP directory services support, offline and mobile user support, tools for migration from proprietary messaging solutions and IMAP4 and POP3 support. Netscape Messaging Server 3.0, an upgrade to Netscape Mail Server 2.0, is planned to be commercially available as a standalone product in the first half of 1997.

        NETSCAPE COLLABRA SERVER 3.0. This open and secure discussion server is designed to allow group-to-group collaboration and knowledge-sharing among teams both inside and outside an organization. Among the features the Company plans to include are support for full-text search across all discussion forums, enhanced encryption, single point administration and advanced replication capabilities. Netscape Collabra Server 3.0, an upgrade to Netscape Collabra Server 2.1, is planned to be commercially available as a standalone product in the first half of 1997.

        NETSCAPE CALENDAR SERVER 1.0. This server is designed to be the open standards-based server for calendaring and scheduling across the enterprise. Among the features the Company plans to include are access controls to protect data and enterprise scalability. Netscape Calendar Server 1.0 is planned to be commercially available as a standalone product in the first half of 1997.

        NETSCAPE MEDIA SERVER 1.0. This server is designed to be the audio broadcasting and publishing extension to the Netscape Enterprise Server. Among the features the Company plans to include are the ability to deliver audio across a TCP/IP network, integration of audio with text and graphics and support for industry-standard protocols and file formats including RTSP. Netscape Media Server 1.0 is planned to be commercially available as a standalone product in the first half of 1997.

        NETSCAPE CATALOG SERVER 1.0. This is the automated search and discovery server for creating, managing and maintaining an online catalog of files residing on enterprise intranets and the Internet. This server features an automated catalog that is easy to manage and customize with the ability to catalog in multiple file formats. Netscape Catalog Server 1.0 is currently available in beta version and is planned to be commercially released as a standalone product by the end of 1996.

        NETSCAPE DIRECTORY SERVER 1.0. This is the server for managing "white pages" information such as names, e-mail addresses, phone numbers and certificates. Its features include universal access to directory information through LDAP, support for distributed searches, replication capabilities and safeguarding of directory information using both access control lists and SSL. Netscape Directory Server 1.0 is currently available in beta version and is planned to be commercially released by the end of 1996.

        NETSCAPE CERTIFICATE SERVER 1.0. This server enables organizations to issue, sign and manage public-key certificates. Its features include single user login, SSL support and software signing using the industry-standard RSA digital signature algorithm. Netscape Certificate Server 1.0 is currently available in beta version and is planned to be commercially released as a standalone product in the first half of 1997.

        NETSCAPE PROXY SERVER 2.5. This server is designed to replicate and filter access to content on an intranet or the Internet. Among the features the Company plans to include are access and control points for encrypted traffic, automatic proxy configuration and replication on demand and on command. Netscape Proxy Server 2.5, an upgrade to Netscape Proxy Server 2.0, is planned to be commercially available as a standalone product in the first half of 1997.

        NETSCAPELIVEWIRE/NETSCAPE LIVEWIRE PRO. These are visual tools suites designed for managing Web sites and creating online applications. Features include the ability to create and import Web page content with a site downloader, a JavaScript compiler and interoperability with Oracle, Informix, Sybase and ODBC databases. Both Netscape LiveWire 1.01 and LiveWire Pro 1.01 were commercially released in June 1996.

        NETSCAPE COMMUNICATOR

    The Company's next generation client product, Netscape Communicator, will aggregate a set of features for the user to share and access information on intranets or the Internet. Additionally, the Company announced the Netscape Communicator Professional Edition, which is expected to include calendaring and centralized management capabilities. The Netscape Communicator and Netscape Communicator Professional are scheduled to enter beta phase in the fourth quarter of 1996 and planned to be commercially available in the first half of 1997. Below is a description of each component that collectively comprise Netscape Communicator.

        NETSCAPE NAVIGATOR 4.0. This component is designed to enable access to information and network applications on intranets and the Internet using the intuitive Netscape Navigator interface. Among the features the Company plans to include are an improved user interface, JavaScript style sheets, layers, improved Java performance and platform support, multiple user profiles and embedded object support. The Netscape Navigator 4.0 component is designed to offer a point-and-click graphical user interface that enables users to navigate the Internet's vast array of network resources. Netscape Navigator 4.0 is planned to be an extension of the browser functionality in Netscape Navigator 3.0.

        NETSCAPE MESSENGER. This component is designed to enable corporate e-mail built on open standards. Among the features to be included are integration with Netscape Composer to create HTML mail with embedded objects and images, S/MIME encrypted and digitally signed messages, LDAP Internet-wide directory technology, additional support for IMAP4, POP3 and SMTP/MIME, message filters, an integrated spelling checker, hierarchical folders and search capabilities. Netscape Messenger will be an extension of the mail functionality in Netscape Navigator 3.0.

        NETSCAPE COLLABRA. This component is designed to enable enterprise discussion groups based on Internet standards. Among the features the Company plans to include are NNTP support for threaded discussion groups, HTML content, forum names for discussions, access controls for private discussions, searching across all forums and offline reading and posting.

        NETSCAPE COMPOSER. This component is designed to be an HTML editor for Web pages, e-mail and discussion groups. Among the features the Company plans to include are one-button publishing, formatting which includes fonts and styles, drag-and-drop images, an extensible editor plug-in API and FTP and HTTP publishing support. Netscape Composer is designed to be an extension of the authoring functionality in Netscape Navigator Gold.

        NETSCAPE CONFERENCE. This component is designed to enable live connection of people and information with Internet telephones, shared whiteboards and file transfer. Among the features the Company plans to include are audio conferencing, voicemail, collaborative browsing, full-duplex echo and silence suppression, H.323 support and integration with Netscape Messenger address book. Netscape Conference is designed to be an extension of the Netscape CoolTalk plug-in for Netscape Navigator 3.0.

        NETSCAPE CALENDAR. This component is designed to enable enterprise calendaring and scheduling. Among the features the Company plans to include are local and remote server searching, schedule delegation, offline support and drag-and-drop events. Netscape Calendar will be bundled exclusively with the Netscape Communicator Professional Edition.

        NETSCAPE AUTOADMIN. This component is designed to enable centralized management to install, deploy and configure the Netscape Communicator. Among the features the Company plans to include are automatic download and installation of new Netscape Communicator plug-ins and components and the capability to restrict the downloading of such components to those authorized. Netscape AutoAdmin will be bundled exclusively with the Netscape Communicator Professional Edition.
Netscape AutoAdmin is designed to be an extension of the administrator functionality of the Netscape Dial-Up Navigator 3.0.

    THE FOREGOING SECTION CONTAINS FORWARDING-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT REGARDING THE COMPANY'S PLANNED PRODUCTS AND ENHANCEMENTS, INCLUDING FORWARD-LOOKING STATEMENTS REGARDING PLANNED FEATURES AND PLANNED RELEASE DATES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE FORWARD-LOOKING STATEMENTS IN THE FOREGOING SECTION, PARTICULARLY THOSE WITH RESPECT TO PLANNED RELEASE DATES AND PLANNED FEATURES. THE RESULTS ANTICIPATED BY SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS DIFFERENT RISKS AND UNCERTAINTIES AS SET FORTH IN "RISK FACTORS," SPECIFICALLY THE RISK FACTOR ENTITLED "NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE." FOR EXAMPLE, THE COMPANY'S ABILITY TO RELEASE SUCH PLANNED PRODUCTS AND ENHANCEMENTS WITH THEIR PLANNED FEATURES IN A TIMELY AND COST-EFFECTIVE MANNER, OR AT ALL, COULD BE
MATERIALLY ADVERSELY AFFECTED BY ANY TECHNICAL OR OTHER PROBLEMS IN, OR DIFFICULTIES WITH, SUCH PLANNED PRODUCTS OR ENHANCEMENTS, THIRD PARTY PRODUCTS OR TECHNOLOGIES WHICH RENDER THE COMPANY'S PLANNED PRODUCTS AND ENHANCEMENTS OBSOLETE, THE UNAVAILABILITY OF REQUIRED THIRD PARTY TECHNOLOGY LICENSES ON COMMERCIALLY REASONABLE TERMS, THE LOSS OF KEY RESEARCH AND DEVELOPMENT PERSONNEL, THE INABILITY OR FAILURE TO RECRUIT AND RETAIN ADDITIONAL QUALIFIED RESEARCH AND DEVELOPMENT PERSONNEL, OR THE ADOPTION OF COMPETING STANDARDS.

    RECENT PRICING ANNOUNCEMENTS

    In conjunction with the announcement of the Company's matched server and client solution, the Company announced a new pricing program that reflects the enterprise scalability of the Company's products. The Company's new pricing program will make its Netscape SuiteSpot 3.0 and Netscape Communicator 4.0 products available on a per seat basis. In addition, the Netscape Messaging, Netscape Collabra, Netscape Directory and Netscape Calendar servers will be available as standalone products with a certain number of client access licenses ("CALs"). As customers increase the number of users to prescribed levels, additional incremental license charges will apply, subject to volume and other discounts. This pricing model is noted in the table below.

                                      [B]

NETSCAPE LICENSE

    This figure depicts the Company's pricing model for Per Seat pricing for customer Seats above 500.

    The Company's server and client product lines account for the vast majority of the Company's total revenues. From time to time, the Company has in the past changed, and may in the future change, the pricing of its products. The Company's recent change in pricing announced in October 1996 and any future pricing changes could materially adversely affect sales of the Company's products and consequently materially adversely affect the Company's business, operating results and financial condition.

    NETSCAPE ONE

    In July 1996, Netscape announced the creation of its Open Network Environment ("Netscape ONE"), which provides a framework for developers to build cross-platform, network-based applications. Netscape ONE is intended to promote a standards-based approach to managing distributed objects on the network and to serve as an alternative to platform-specific application development. Netscape ONE incorporates technologies such as Java Script 1.1, HTTP and HTML, among others, and, in combination with CORBA, permits developers to write distributed applications and integrate information systems running on a broad range of operating systems. More than 50 companies have announced their intent to support and develop applications using Netscape ONE. These companies include software applications and tools vendors such as: Adobe Systems Incorporated ("Adobe"), Autodesk Inc. ("Autodesk"), Borland International Inc. ("Borland"), Digital, Hewlett-Packard, Informix, Intuit Inc., Lotus, Macromedia Inc. ("Macromedia"), Silicon Graphics, Symantec Corporation and Sun. The Company has posted the source code for Netscape ONE, a comprehensive whitepaper, and a Netscape ONE Software Development Kit ("SDK") on its Internet Web site in order to facilitate third-party acceptance of the Netscape ONE approach.

    NETSCAPE APPFOUNDRY

    In early September 1996, Netscape announced the AppFoundry Program to demonstrate applications developed using the Netscape ONE framework. Initially, the AppFoundry Program included over 20 third party business applications that could be downloaded from the Netscape Internet Web site at no charge. These applications can be deployed and customized by an enterprise, and demonstrate the speed at which applications can be built using an open Internet-standard platform. Applications include programs for internal purchasing, travel and expense reporting, job posting and applicant processing and sales trend analysis. The combination of Netscape ONE and AppFoundry create an environment where the enterprise customer can enable communication and share information and applications within its own departments as well as with its third party partners and customers through a single common intranet infrastructure.

    Additionally, the Company launched Netscape AppFoundry Online, which holds a collection of downloadable applications, maintains a "What's New" section to keep developers up to date on the Company's announcements in both the Netscape ONE and AppFoundry space, and hosts online question and answer discussion forums for IS professionals and corporate developers. Since September, more than 10 additional applications have been added to the AppFoundry showcase including work from Arbor Software, Dun and Bradstreet and Scopus Inc.

    BUSINESS COMBINATIONS AND JOINT VENTURES

    In April 1996, the Company entered into a business combination with InSoft, a privately-held company that provides network-based communications and collaborative multimedia software for the enterprise. Netscape purchased all of the outstanding capital stock and assumed all of the outstanding stock options of InSoft. The business combination was accounted for as a pooling of interests. Using InSoft's technology as a foundation, the Company has announced Netscape LiveMedia and Netscape Media Server, a standards-based framework for bringing real-time audio and video to the Netscape open software platform.

    In May 1996, the Company entered into a business combination with Paper Software, a privately-held company that provides distributed three-dimensional graphics and maker of WebFX Virtual Reality Markup Language ("VRML") software. Netscape purchased all of the outstanding capital stock of Paper Software. The business combination was accounted for as a pooling of interests. Netscape has integrated Paper Software's core technology into Netscape Navigator and, using Paper Software's core technology as a foundation, has announced Netscape Live3D, technology that enables industry-standard VRML graphics to be integrated into the Netscape software platform.

    In May 1996, the Company entered into a business combination with Netcode, a privately-held company that created a Java-based object toolkit and visual interface builder for developing Java applications. Netscape purchased all of the outstanding capital stock and assumed all of the outstanding options of Netcode. The business combination was accounted for as a pooling of interests. Netscape develops and markets Netcode's products as part of Netscape ONE and intends to integrate Netcode's core technology into future Netscape products.

    In April 1996, the Company entered into a joint venture with GE Information Services ("GEIS") to form Actra Business Systems L.L.C. that intends to develop and market software for Internet-based business-to-business electronic commerce.

    In August 1996, the Company entered into a joint venture called Navio Communications, Inc. ("Navio"), an independent Internet software company in which Netscape has an equity position. Navio plans to deliver core, scalable technology for the Netscape Navigator for a wide-variety of consumer and non-PC products such as televisions, telephones, set-top boxes, game players and the new breed of network computers and information appliances.

    The Company will continue to consider business combinations, investments or strategic alliances that it believes can complement its overall business strategy.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company, and their ages and positions as of September 30, 1996, are as follows:

                       NAME                            AGE                        POSITION(S)
--------------------------------------------------  ---------  --------------------------------------------------
James H. Clark....................................         52  Chairman of the Board
James L. Barksdale................................         53  President, Chief Executive Officer and Director
Marc L. Andreessen................................         25  Senior Vice President, Technology and Director
Noreen G. Bergin..................................         36  Vice President and Corporate Controller
Peter L.S. Currie.................................         40  Senior Vice President and Chief Financial Officer
Larry K. Geisel...................................         55  Senior Vice President, Information Systems and
                                                                Chief Information Officer
Eric A. Hahn......................................         36  Senior Vice President and General Manager of the
                                                                Server Product Division(1)
Michael J. Homer..................................         38  Senior Vice President, Marketing
Roberta R. Katz...................................         48  Senior Vice President, General Counsel and
                                                                Secretary
Kandis Malefyt....................................         42  Senior Vice President, Human Resources
Conway Rulon-Miller...............................         45  Senior Vice President, Sales and Field Operations
Richard M. Schell.................................         46  Senior Vice President and General Manager of the
                                                                Client Product Division(1)
James C.J. Sha....................................         46  Senior Vice President and General Manager,
                                                                Integrated Applications
L. John Doerr(2)..................................         45  Director
John E. Warnock(2)................................         56  Director

---------
(1) Title effective November 1, 1996
(2) Member of the Audit and Compensation Committees

    Dr. Clark co-founded the Company in April 1994 and has served as its Chairman of the Board since its inception. From inception of the Company to January 1995, Dr. Clark served as the President and Chief Executive Officer of the Company. From 1981 to 1994, Dr. Clark was Chairman of the Board of Directors of Silicon Graphics, Inc. ("Silicon Graphics"), a computer systems company he founded in 1981. Dr. Clark also served as Chief Technical Officer of Silicon Graphics from 1981 to 1987. Prior to founding Silicon Graphics, Dr. Clark was an associate professor at Stanford University. Dr. Clark holds a Ph.D. from the University of Utah and an M.S. and a B.S. from the University of New Orleans.

    Mr. Barksdale joined the Company in January 1995 as President and Chief Executive Officer. He has served as a director of the Company since October 1994. From January 1992 to January 1995, Mr. Barksdale served as President and Chief Operating Officer, and, as of September 1994, Chief Executive Officer, of AT&T Wireless Services (formerly, McCaw Cellular Communications, Inc. (collectively, "McCaw")), a cellular telecommunications company. From April 1983 to January 1992, Mr. Barksdale served as Executive

Vice President and Chief Operating Officer of Federal Express Corporation ("Federal Express") an express package delivery company. From 1979 to 1983, Mr. Barksdale served as Chief Information Officer of Federal Express. Mr. Barksdale also held various management positions, including Chief Information Officer, with Cook Industries Inc., during the mid-1970s and was employed by IBM from 1965 to 1972. He holds a B.A. from the University of Mississippi. Mr. Barksdale serves as a director of 3Com Corporation, Harrah's Entertainment, Inc., Robert Mondavi Corp. and @Home Corporation.

    Mr. Andreessen co-founded the Company in April 1994. He currently serves as Senior Vice President, Technology and has been a director of the Company since September 1994. He received a B.S. from the University of Illinois in December 1993, where he co-authored the original NCSA Mosaic Web browser.

    Ms. Bergin joined the Company in November 1995 as Vice President and Corporate Controller. From November 1991 to November 1995, Ms. Bergin served as Vice President, Finance and Corporate Controller of Frame Technology Corporation, a document publishing software firm. Prior to that time, she served as Corporate Controller of Boole & Babbage, Inc., a mainframe performance software company for five years. Ms. Bergin holds a B.A. from Santa Clara University.

    Mr. Currie joined the Company as Vice President and Chief Financial Officer in April 1995 and was elected to Senior Vice President in January 1996. From April 1989 to March 1995, Mr. Currie held various management positions at McCaw, including Executive Vice President and Chief Financial Officer, and as of February 1993, Executive Vice President of Corporate Development. From 1982 to 1989, he held various positions at Morgan Stanley & Co. Incorporated. Mr. Currie holds an M.B.A. from Stanford University and a B.A. from Williams College.

    Mr. Geisel joined the Company in March 1996 as Senior Vice President, Information Systems and Chief Information Officer. From June 1994 to March 1996, Mr. Geisel served as Executive Vice President, Global Solutions Delivery for Xerox Corporation ("Xerox"), an office equipment company. From May 1993 to June 1994, Mr. Geisel was a consultant. From September 1992 to June 1993, Mr. Geisel served as President and Chief Executive Officer of White Pine Software, Inc., a desktop connectivity software company. From February 1987 to September 1992, Mr. Geisel was President and Chief Executive Officer of IIS Inc., a software, systems and information services firm he founded in 1987. Mr. Geisel holds an M.S.E. and a B.S.E. from Arizona State University.

    Mr. Hahn joined the Company in November 1995 as Vice President, Enterprise Technology, in connection with the Company's acquisition of Collabra, a collaborative computing software company, where Mr. Hahn served as President and Chief Executive Officer from February 1993 to November 1995. Mr. Hahn was elected to Senior Vice President in January 1996 and in October 1996 was elected to Senior Vice President and General Manager of the Server Product Division. From September 1992 to February 1993, Mr. Hahn was employed by Merrill, Pickard, Anderson & Eyre, a venture capital firm. From June 1990 to August 1992, he served as Vice President, General Manager of the cc:Mail Division of Lotus. Prior to that time, he served as Vice President and General Manager, Server Products Division at Convergent Technologies/Unisys Corporation. Mr. Hahn holds a B.S. from the Worcester Polytechnic Institute.

    Mr. Homer joined the Company in October 1994 as Vice President, Marketing and was elected to Senior Vice President in January 1996. From April 1994 to October 1994, Mr. Homer was a consultant. From August 1993 to April 1994, Mr. Homer served as Vice President, Engineering at EO Corporation, a handheld computer manufacturer, and from July 1991 to July 1993, Mr. Homer was Vice President, Marketing at GO Corporation, a pen-based software company. He had previously been Director of Product Marketing at Apple, where he held various technical and marketing positions from 1982 through 1991. Mr. Homer holds a B.S. from the University of California, Berkeley.

    Ms. Katz joined the Company in May 1995 as Vice President, General Counsel and Secretary and was elected to Senior Vice President in January 1996. From March 1993 until joining the Company, Ms. Katz served as Senior Vice President and General Counsel of McCaw. In addition, from March 1992 until joining the Company, Ms. Katz served as Senior Vice President and General Counsel of LIN Broadcasting Corporation, a subsidiary of McCaw. Prior to March 1992, Ms. Katz was in private legal practice, most recently as a partner in the law firm of Heller, Ehrman, White & McAuliffe. Ms. Katz is a Fellow of the Discovery Institute and serves as a member of the Board of Directors of the Software Publishers Association. Ms. Katz holds a J.D. from the University of Washington School of Law, a Ph.D. from Columbia University, an M.A. from New York University and a B.A. from Stanford University.

    Ms. Malefyt joined the Company in December 1994 as Vice President, Human Resources and was elected to Senior Vice President in January 1996. From May 1988 to December 1994, Ms. Malefyt served as a Director, Human Resources at Silicon Graphics. Prior to that time, she served as Vice President, Human Resources at ISI. Ms. Malefyt holds an M.A. from Antioch University and a B.A. from Harding University.

    Mr. Rulon-Miller joined the Company in October 1994 as Vice President, Sales and Field Operations and was elected to Senior Vice President in January 1996. From December 1992 to October 1994, Mr. Rulon-Miller was President and Chief Executive Officer of Software Alliance Corp., a software company and a subsidiary of Teknekron Communications Systems Inc. From October 1986 to December 1992, he served as Vice President, Sales, of North American Operations of NeXT Software, Inc., a software company. Mr. Rulon-Miller has previously held management positions at Tandem Computers, Inc., American Express Company and IBM. Mr. Rulon-Miller holds a B.A. from Princeton University.

    Dr. Schell joined the Company in October 1994 as Vice President, Engineering and was elected to Senior Vice President in January 1996. In October 1996, Dr. Schell was elected to the position of Senior Vice President and General Manager of the Client Product Division. From January 1993 to October 1994, Dr. Schell was employed by Symantec, a software company, most recently as Vice President/General Manager of the Central Point Division (formerly Central Point Software, Inc.). From March 1989 to December 1992, he served as Vice President, Languages and dBase at Borland, a database software company. Prior to that time, Dr. Schell held various management positions at Sun and Intel. Dr. Schell holds a Ph.D., an M.S. and a B.A. from the University of Illinois.

    Mr. Sha joined the Company in August 1994 as Vice President and General Manager, Integrated Applications and was elected to Senior Vice President in January 1996. From June 1990 to August 1994, Mr. Sha served as Vice President, Unix Division at Oracle, a database software company. From June 1986 to June 1990, he served as Vice President/General Manager, Advanced Systems Division at Wyse Technology, Inc. Mr. Sha holds an M.S.E.E. from the University of California, Berkeley, an M.B.A. from Santa Clara University and a B.S.E.E. from National Taiwan University.

    Mr. Doerr has been a director of the Company since September 1994. Mr. Doerr has been a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since September 1980. Prior to joining Kleiner Perkins Caufield & Byers, Mr. Doerr was employed by Intel for five years. He is a director of Intuit, Macromedia, Platinum Software, Inc. and Shiva Corporation, as well as several private companies. He holds an M.B.A. from the Harvard Business School and an M.E.E. and a B.S.E.E. from Rice University.

    Dr. Warnock has been a director of the Company since April 1995. Dr. Warnock is a founder of Adobe, a software company, and has been its Chairman of the Board since 1989. He has served as Adobe's Chief Executive Officer and a director since October 1982 and was its President from December 1982 through March 1989. Prior to founding Adobe, Dr. Warnock was principal scientist of the Imaging Sciences Laboratory at Xerox's Palo Alto Research Center. He is a director of Adobe, Evans & Sutherland Computer Corporation and Red Brick Systems, Inc. Dr. Warnock holds a Ph.D., an M.S. and a B.S. from the University of Utah.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1996 and as adjusted to reflect the sale of Common Stock offered hereby for (i) each person or entity who is known by the Company to beneficially own more than 5% of the outstanding Common Stock of the Company, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer and each of the four most highly compensated executive officers during the year ended December 31, 1995 (the "Named Officers"), (iv) each Selling Stockholder, and (v) all directors and executive officers of the Company as a group:

                                                        SHARES BENEFICIALLY OWNED              SHARES BENEFICIALLY OWNED
                                                          PRIOR TO OFFERING(1)       SHARES        AFTER OFFERING(1)
                                                        -------------------------    BEING     -------------------------
DIRECTORS, OFFICERS AND 5% STOCKHOLDERS                    NUMBER       PERCENT     OFFERED       NUMBER       PERCENT
------------------------------------------------------  ------------  -----------  ----------  ------------  -----------
James H. Clark(2) ....................................    15,915,000       18.8%       --        15,915,000       18.3%
 c/o Netscape Communications Corporation
 501 East Middlefield Road
 Mountain View, CA 94043
L. John Doerr(3) .....................................     8,906,209       10.5        --         8,906,209       10.3
 Kleiner Perkins Caufield & Byers
 4 Embarcadero Center, Suite 3520
 San Francisco, CA 94111
James L. Barksdale(4) ................................     5,292,000        6.3        --         5,292,000        6.1
 c/o Netscape Communications Corporation
 501 East Middlefield Road
 Mountain View, CA 94043
John E. Warnock(5)....................................     1,796,363        2.1       888,890       907,473        1.0
Marc L. Andreessen(6).................................     1,501,220        1.8        --         1,501,220        1.7
James C.J. Sha(7).....................................     1,200,776        1.4        --         1,200,776        1.4
Richard M. Schell(8)..................................       623,748       *           --           623,748       *
Michael J. Homer(9)...................................       577,322       *           --           577,322       *
Conway Rulon-Miller(10)...............................       487,100       *           --           487,100       *
All directors and executive officers as a group (15
 persons)(11).........................................    37,724,983       44.5       888,890    36,836,093       42.3


SELLING STOCKHOLDERS
------------------------------------------------------
Adobe Systems Incorporated(5).........................     1,796,363        2.1       888,890       907,473        1.0
TCI Netscape Holdings, Inc............................     1,777,780        2.1     1,372,218       405,562       *
Knight-Ridder Investment Company......................       888,892        1.1       888,892       --           --
The Hearst Corporation................................       888,892        1.1       200,000       688,892       *


---------
*   Less than 1%.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of September 30, 1996 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2) Includes 404,325 shares subject to a repurchase right of the Company upon cessation of Mr. Clark's service to the Company.


(3) Includes 8,360,000 shares, 440,000 shares and 63,368 shares held by Kleiner Perkins Caufield & Byers VII, KPCB Information Sciences Zaibatsu Fund II and Kleiner Perkins Caufield & Byers VI, respectively. Also includes 23,430 shares and 2,828 shares held by the L. John Doerr III and Ann Howland Doerr as trustees of the Vallejo Ventures Trust dated 2/12/96 and L. John Doerr Trust, respectively, and an option exercisable for 16,583 shares within 60 days of September 30, 1996 issued to Mr. Doerr under the 1995 Director Option Plan. Mr. Doerr is a general partner of KPCB VII Associates, which is a general partner of Kleiner Perkins Caufield & Byers VII and KPCB Information Sciences Zaibatsu Fund II, and Mr. Doerr is also a general partner of KPCB VI Associates, which is a general partner of Kleiner Perkins Caufield & Byers VI. Mr. Doerr disclaims beneficial ownership of the shares held by such funds except for his proportional interest therein.



(4) Includes (i) 2,640,000 shares subject to a repurchase right of the Company upon cessation of Mr. Barksdale's service to the Company and (ii) 80,000 shares transferred to a family member of Mr. Barksdale, as to which Mr. Barksdale disclaims beneficial ownership.



(5) Includes 1,777,780 shares held by Adobe and 2,000 shares held by Dr. Warnock. Also includes an option exercisable for 16,583 shares within 60 days of September 30, 1996 issued to Dr. Warnock under the 1995 Director Option Plan. Dr. Warnock is a founder of Adobe and currently serves as its Chairman of the Board and Chief Executive Officer. Dr. Warnock disclaims beneficial ownership of the shares held by Adobe.



(6) Includes 880,000 shares subject to a repurchase right of the Company upon cessation of Mr. Andreessen's service to the Company.


(7) Includes 400,000 shares subject to a repurchase right of the Company upon cessation of Mr. Sha's service to the Company.


(8) Includes 432,000 shares subject to a repurchase right of the Company upon cessation of Mr. Schell's service to the Company.



(9) Includes 324,000 shares subject to a repurchase right of the Company upon cessation of Mr. Homer's service to the Company, and 200,000 shares issuable upon the exercise of an immediately exercisable option.



(10) Includes 432,000 shares subject to a repurchase right of the Company upon cessation of Mr. Rulon-Miller's service to the Company.



(11) Includes, as of September 30, 1996 (i) options exercisable for 233,166 shares within 60 days of September 30, 1996, (ii) an aggregate of 6,564,325 shares subject to certain repurchase rights of the Company upon cessation of certain executive officers' service to the Company, which repurchase rights generally lapse at a rate of two percent per month, (iii) 10,641,148 shares owned by entities affiliated with Messrs. Doerr and Warnock prior to the offering and (iv) 9,752,258 shares owned by entities affiliated with Messrs. Doerr and Warnock after the offering.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust, in each case not subject to U.S. federal income tax on a net income tax basis in respect of income or gain from Common Stock (a "non-U.S. holder"). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations thereunder, and administrative and judicial interpretations as of the date hereof, all of which may be changed. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, or to certain types of holders subject to special treatment under United States federal income tax laws (such as life insurance companies and dealers in securities). Nor does it address tax consequences under the laws of any state, municipality or other taxing jurisdiction or under the laws of any country other than the United States.

    Prospective holders should consult their own tax advisors about the particular tax consequences to them of holding and disposing of Common Stock.

DIVIDENDS

    Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States (or alternatively are attributable to a United States permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to United States income tax on a net income basis in respect of such dividends). Such "effectively connected" dividends, or dividends attributable to a permanent establishment, are subject to tax at rates applicable to United States citizens, resident aliens and domestic United States corporations, and are not generally subject to withholding. Effectively connected dividends received by a non-U.S. corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

    Under current U.S. Treasury regulations, dividends paid to an address outside the United States in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding tax. Under current interpretation of U.S. Treasury regulations, the same presumption applies to determine the applicability of a reduced rate of withholding under a tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the United States are not currently required to file tax forms to obtain the benefit of an applicable treaty rate. Under U.S. Treasury regulations that are proposed to be effective for distributions after 1997 (the "Proposed Regulations"), to claim the benefits of a tax treaty a non-U.S. holder of Common Stock would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership,
(x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

    If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of Common Stock unless
(i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iii) the non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and, if the Common Stock is regularly traded on an established securities market, the non-U.S. holder held, directly or indirectly, at any time during the 5-year period ending on the date of disposition (or such shorter period that such shares were held) more than 5% of the Common Stock. The Company has not been and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence. Dividends not subject to withholding tax may be subject to backup withholding if the non-U.S. holder is not an "exempt recipient" and fails to provide a tax identification number and other information to the Company. Under the Proposed Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

    If the proceeds of a disposition of Common Stock are paid over by or through a United States office of a broker, the payment is subject to information reporting and possible backup withholding at a 31% rate unless the disposing holder certifies under penalties of perjury as to his name, address, and non-U.S. holder status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding requirements will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that either (i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" for United States federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a non-U.S. holder or that the holder otherwise is entitled to an exemption.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

FEDERAL ESTATE TAXES

    Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS


    Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof, the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Morgan Grenfell Inc., Goldman, Sachs & Co. and Hambrecht & Quist LLC are serving as U.S. Representatives, have severally agreed to purchase, and the Company and the Selling Stockholders have severally agreed to sell 4,850,000 shares of the Company's Common Stock, and the International Underwriters named below, for whom Morgan Stanley & Co.
International Limited, Morgan Grenfell & Co., Limited, Goldman Sachs International and Hambrecht & Quist LLC are serving as International Representatives (collectively with the U.S. Representatives, the "Representatives"), have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell 750,000 shares of the Company's Common Stock which in the aggregate equals the number of shares set forth opposite the name of such Underwriters below.



                                                                                               NUMBER
NAME                                                                                         OF SHARES
-------------------------------------------------------------------------------------------  ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated........................................................   1,000,000
  Deutsche Morgan Grenfell Inc.............................................................   1,000,000
  Goldman, Sachs & Co......................................................................   1,000,000
  Hambrecht & Quist LLC....................................................................   1,000,000
  Adams, Harkness & Hill, Inc..............................................................      50,000
  Alex. Brown & Sons Incorporated..........................................................     100,000
  A.G. Edwards & Sons, Inc.................................................................     100,000
  Montgomery Securities....................................................................     100,000
  Needham & Company, Inc...................................................................      50,000
  PaineWebber Incorporated.................................................................     100,000
  Robertson, Stephens & Company LLC........................................................     100,000
  Soundview Financial Group, Inc...........................................................      50,000
  UBS Securities LLC.......................................................................     100,000
  Wessels, Arnold & Henderson, L.L.C.......................................................     100,000
                                                                                             ----------
        Subtotal...........................................................................   4,850,000
                                                                                             ----------

International Underwriters:
  Morgan Stanley & Co. International Limited...............................................     187,500
  Morgan Grenfell & Co., Limited...........................................................     187,500
  Goldman Sachs International..............................................................     187,500
  Hambrecht & Quist LLC....................................................................     187,500
                                                                                             ----------
        Subtotal...........................................................................     750,000
                                                                                             ----------
          Total............................................................................   5,600,000
                                                                                             ----------
                                                                                             ----------


    The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

    Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute this Prospectus outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and
(b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International
Underwriters. With respect to Hambrecht & Quist LLC, the foregoing representations or agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as a U.S. Underwriter, (ii) made by it in its capacity as an International Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as an International Underwriter and (iii) shall not restrict its ability to distribute this Prospectus to any person. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside of the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of
America, its territories, its possessions and all areas subject to its jurisdiction. All shares of Common Stock to be offered by the U.S. Underwriters and International Underwriters under the Underwriting Agreement are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

    Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency settlement of any shares of Common Stock so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of such shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

    Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented that (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 and the Regulations with respect to anything done by it in relation to such shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the

United Kingdom any document received by it in connection with the issue of such shares, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom such document may otherwise lawfully be issued or passed on.

    Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any shares of Common Stock acquired in connection with this offering, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such shares of Common Stock a notice stating in substance that such dealer may not offer or sell any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan, and that such dealer will send to any other dealer to whom it sells any of such shares a notice to the foregoing effect.


    The Underwriters propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $1.47 per share under the public offering price. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $.10 per share to other Underwriters or to certain other dealers.



    Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 840,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriters' name in the preceding table bears to the total number of shares of Common Stock offered hereby to the U.S. Underwriters.


    The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

    The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").


    Each of the executive officers and directors of the Company, and entities affiliated with one of the Company's non-employee directors, who collectively beneficially held as of September 30, 1996 an aggregate of 35,947,203 shares, have agreed not to sell or otherwise dispose of Common Stock of the Company through February 15, 1997 without the prior consent of Morgan Stanley & Co. Incorporated (of which 6,564,325 shares are subject to a repurchase right of the Company which generally lapses at a rate of 20% after 10 months of service and two percent per month thereafter), except for an aggregate of 200,000 shares held by certain executive officers of the Company, which shall not be subject to such restriction. Certain other stockholders of the Company, including an entity affiliated with one of the Company's non-employee directors that beneficially held as of September 30, 1996 an aggregate of 1,777,780 shares, who are selling an aggregate of 3,350,000 shares in this offering and after the offering will hold an aggregate of 2,001,927 shares, have agreed not to sell or otherwise dispose of Common Stock of the Company for up to 120 days after the date of this Prospectus without the prior consent of Morgan Stanley & Co. Incorporated, after which time such shares will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and are not eligible for sale until the expiration of their respective two-year holding periods. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 120 days after the date of this Prospectus, subject to certain limited exceptions. Other than (i) 7,655,395 additional shares subject to a repurchase right of the Company of the type described above, and (ii) 2,755,544 additional shares held by existing stockholders which are "restricted securities" as that term is described above, all other shares of Common Stock are freely tradeable without restriction.


    In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two-business-day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule of Netscape Communications Corporation at December 31, 1995 and 1994, and for each of the two years in the period ended December 31, 1995, and for the period from inception (February 9, 1993) to December 31, 1993, included and/or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference therein, and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The supplemental consolidated financial statements and related supplemental financial statement schedule of Netscape Communications Corporation at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in the Company's Annual Report on Form 10-K/A Amendment No. 2 for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of InSoft, Inc. at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated by reference in Netscape Communications Corporation Form 8-K/A filed on July 8, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-3 (referred to herein, together with all amendments and exhibits, as the "Registration Statement") under the Securities Act, with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract or other document referred to or incorporated by reference herein are not necessarily complete and, in each instance in which a copy of such contract or document is filed as an exhibit to the Registration Statement or another document filed by the Company with the Commission, reference is made to such copy and each such statement shall be deemed qualified in all respects by such reference. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth below.

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Company's Common Stock is quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

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
                               GLOSSARY OF TERMS

STANDARD                                              DESCRIPTION
----------------------------------------------------  ------------------------------------------------------------

CGI.................................................  Common Gateway Interface
CORBA...............................................  Common Object Request Broker Architecture
FTP.................................................  File Transfer Protocol
GIF.................................................  Graphic Interchange Format
HTML................................................  HyperText Markup Language
HTTP................................................  HyperText Transfer Protocol
IIOP................................................  Internet Inter-ORB Protocol
IMAP................................................  Internet Message Access Protocol
IRC.................................................  Internet Relay Chat
Java................................................  Object-oriented, cross-platform programming language
Java Script.........................................  Open, cross-platform object scripting language
LDAP................................................  Lightweight Directory Access Protocol
MIME................................................  Multipurpose Internet Mail Extensions
NNTP................................................  Network News Transfer Protocol
ORB.................................................  Object Request Broker
POP.................................................  Post Office Protocol
RDM.................................................  Resource Description Messages
RTSP................................................  Real Time Streaming Protocol
SDK.................................................  Software Development Kit
SET.................................................  Secure Electronic Transaction
S/MIME..............................................  Secure Multipurpose Internet Mail Extensions
SMTP................................................  Simple Mail Transfer Protocol
SNMP................................................  Simple Network Management Protocol
SOIF................................................  Summary Object Interchange Format
SQL.................................................  Structured Query Language
SSL.................................................  Secure Sockets Layer
TCP/IP..............................................  Transmission Control Protocol/Internet Protocol
vCalendar...........................................  Versit Calendar Standard
VRML................................................  Virtual Reality Markup Language

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